Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of February 17, 2012

by and among

SPARTAN PARENT HOLDINGS INC.,

SPARTAN ACQUISITION SUB INC.,

TRANSUNION CORP.

and,

solely with respect to Article 11 only,

the STOCKHOLDER REPRESENTATIVE referred to herein

i

ANNEXES, EXHIBITS AND SCHEDULES

Annex

Annex A	Stockholders

Exhibits

Exhibit A	Form of Written Consent
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of By-laws of the Surviving Corporation
Exhibit D	Pre-Filing Annual Report on Form 10-K
Exhibit E	Equity Financing Letters
Exhibit F	Debt Financing Letter
Exhibit G	Debt Fee Letter
Exhibit H	Form of Indemnity Escrow Agreement

Company Disclosure Schedule

Section 3.2	Significant Subsidiaries; Joint Ventures
Section 3.3(a)	Capitalization
Section 3.3(b)	Outstanding Shares
Section 3.3(c)	Obligations to Purchase Shares
Section 3.3(d)	Company Common Stockholders
Section 3.5(b)	No Violations
Section 3.8	Undisclosed Liabilities
Section 3.9	Brokers
Section 3.10	Title to Assets
Section 3.11(a)	Absence of Certain Changes
Section 3.11(b)	Conduct of Business Since December 31, 2011
Section 3.11(c)	Conduct of Business Since June 30, 2011
Section 3.12	Compliance with Laws
Section 3.13	Contracts
Section 3.14	Litigation
Section 3.15	Labor
Section 3.16(a)	Company Benefit Plans
Section 3.16(c)	Retiree Benefits
Section 3.16(e)	Transaction-Related Payments
Section 3.16(h)	Resigning or Retiring Employees
Section 3.18	Tax Returns and Tax Payments
Section 3.19(a)	Registered Intellectual Property
Section 3.20(a)	Owned Real Property
Section 3.20(b)	Leased Real Property
Section 3.24	Related Party Transactions

v

Section 5.1	Conduct of Business Prior to Closing

Other Schedules

Schedule 6.5	Foreign Competition Filings
Schedule 6.7(b)	Released Parties
Schedule 6.7(f)	D&O Insurance Premium
Schedule 12.2	Transaction Expenses

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 17, 2012 (this “Agreement”), is made by and among: (i) Spartan Parent Holdings Inc., a Delaware corporation (“Parent”); (ii) Spartan Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”); (iii) TransUnion Corp., a Delaware corporation (the “Company”); and (iv) solely with respect to Article 11 only, MDCPVI TU Holdings, LLC, a Delaware limited liability company, solely in its capacity as the Stockholder Representative (as defined below). Capitalized terms used herein without definition shall have the meanings specified in Section 12.2 below.

RECITALS

WHEREAS, the Company, Parent and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger is in the best interest of their respective stockholders and have declared advisable and approved this Agreement and the transactions contemplated hereby (including the Merger), and have recommended the adoption of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) by their respective stockholders;

WHEREAS, immediately after the execution and delivery of this Agreement, the Company shall obtain the irrevocable approval and adoption by the holders of Voting Common Stock of this Agreement and the Merger contemplated hereby, pursuant to a written consent in the form of Exhibit A to this Agreement (each, a “Written Consent”) signed by the Required Holders; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, each of the GS Funds and each of the Advent Funds (collectively, the “Limited Guarantors”) have agreed, pursuant to guarantees dated as of the date hereof (collectively, the “Limited Guarantees”), to guaranty the performance by Parent and Merger Sub of certain obligations under this Agreement, as more fully set forth in the Limited Guarantees.

NOW, THEREFORE, in consideration of the foregoing, and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of

Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (referred to herein as the “Surviving Corporation”).

1.2 Closing. Unless this Agreement shall have been terminated pursuant to Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Article 8, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Chicago, Illinois 60606 commencing at 10:00 a.m. local time on (a) the third (3rd) Business Day following the date on which all of the conditions set forth in Article 8 are satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions); provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article 8 (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by Parent on no fewer than two (2) Business Days prior notice to the Company, and (ii) on or before the third (3rd) Business Day following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article 8 for the Closing as of the date determined pursuant to this proviso) or (b) such later date as may be mutually agreed in writing by Parent and the Company (the date on which the Closing actually occurs is the “Closing Date”).

1.3 Effective Time. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger, the “Effective Time”).

1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, restrictions, liabilities and duties of the Company and Merger Sub shall become the debts, restrictions, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation; By-laws. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time to read in its entirety as set forth on Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law. The by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time to read in their entirety as set forth on Exhibit C hereto and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.

1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

ARTICLE 2

EFFECT OF MERGER ON THE EQUITY SECURITIES OF

THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

2.1 Conversion of Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Shares of Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into, and be exchanged for, one (1) validly issued, fully paid and non-assessable share of voting common stock of the Surviving Corporation such that, immediately following the Effective Time, Parent will be the sole and exclusive owner of the shares of all common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Shares of Common Stock of the Company. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held as treasury stock or held or owned by the Company or any subsidiary of the Company immediately prior to the Effective Time, which shares shall be canceled without any payment being made in respect thereof, or any Dissenting Shares (to the extent provided in Section 2.4)) shall automatically be converted into the right to receive the Per Share Merger Consideration. All shares of Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.1(b) shall no longer be outstanding and shall automatically be cancelled, and shall cease to exist after the Effective Time.

2.2 Vesting of Company Options.

(a) Vesting of Company Options. Immediately prior to the Effective Time, each then outstanding and unexercised option (or portion thereof) to purchase shares of Common Stock (collectively, the “Company Options”) under the TransUnion Corp. 2010 Management Equity Plan (as amended, the “Company Stock Incentive Plan”) that vests based solely on time (collectively, the “Time Options”) shall become fully vested and exercisable, and any portion of each Company Option that vests based on performance criteria (collectively, the “Performance Options”) shall become fully vested and exercisable if (x) such performance criteria are satisfied as of the Closing or (y) such full vesting and exercisability is approved prior to the Closing (i) by the Company and (ii) for any Covered Person to the extent that such full vesting and exercisability, together with all other payments and benefits that such Covered Person would be entitled in connection with the transactions contemplated by this Agreement, would potentially constitute a “parachute payment” under Section 280G of the Code, pursuant to a Stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the

Code. From and after the Effective Time, the Company Options shall no longer be exercisable by the former holders thereof (the “Option Holders”), but shall only entitle the Option Holders to the payment of the consideration, if any, set forth in this Section 2.2. The Company shall take all actions as may be necessary to effectuate the provisions of this Section 2.2.

(b) Treatment of Vested Options. At the Effective Time, in connection with the Merger and pursuant to the terms hereof and the Company Stock Incentive Plan, all Time Options and any vested Performance Options (collectively, the “Vested Options”) shall be cancelled and automatically converted into the right to receive the Per Option Merger Consideration, less any tax withholdings required under Applicable Law.

(c) Treatment of Unvested Options. At the Effective Time, in connection with the Merger and pursuant to the terms hereof and the Company Stock Incentive Plan, each Performance Option which is not vested at the Closing, if any, shall be cancelled and forfeited without any payment therefor.

2.3 Payment and Exchange Procedures.

(a) Closing Payments. At or prior to the Closing, Parent shall make, or cause to be made, the following payments (collectively, the “Closing Payments”) by wire transfer of immediately available funds:

(i) subject to the conditions set forth in Section 2.3(b), to the MDP Stockholder, an amount equal to (x) the product of the Per Share Merger Consideration and the number of shares of Common Stock held by the MDP Stockholder immediately prior to the Effective Time, minus (y) the MDP Stockholder’s Pro Rata Portion of the SR Fund, in each case, as set forth in the Closing Funds Certificate to be delivered pursuant to Section 8.2(d) (the “MDP Stockholder Payment Amount”);

(ii) subject to the conditions set forth in Section 2.3(b), to each Other Stockholder, an amount equal to (x) the product of the Per Share Merger Consideration and the number of shares of Common Stock held by such Other Stockholder immediately prior to the Effective Time, minus (y) such Other Stockholder’s Pro Rata Portion of the SR Fund, minus (z) such Other Stockholder’s Pro Rata Portion of the Indemnity Escrow Amount, in each case, as set forth in the Closing Funds Certificate to be delivered pursuant to Section 8.2(d) (the “Other Stockholder Payment Amount” and, together with the MDP Stockholder Payment Amount, the “Stockholder Payment Amount”);

(iii) to the Surviving Corporation for payment to each Option Holder (net of applicable withholding), an amount equal to the aggregate amount of the Per Option Merger Consideration applicable to all Vested Options held by such Option Holder immediately prior to the Effective Time, as set forth in the Closing Funds Certificate to be delivered pursuant to Section 8.2(d) (the “Option Payment Amount”);

(iv) to the person or persons entitled thereto pursuant to the Closing Funds Certificate to be delivered pursuant to Section 8.2(d), on behalf and for the account of the Company, the Transaction Expenses to an account or accounts designated by the Company;

(v) to the Indemnity Escrow Agent, on behalf of the Other Stockholders, the Indemnity Escrow Amount to an account designated by the Indemnity Escrow Agent; and

(vi) to the Stockholder Representative, on behalf of the Stockholders, the SR Fund to an account designated by the Stockholder Representative.

(b)     Stockholder Payment and Exchange of Certificates.

(i) Prior to the Closing, the Company shall deliver, or cause to be delivered, to Parent properly completed letters of transmittal, in a customary form as shall be agreed between the Parent and the Stockholder Representative prior to the Closing (each, a “Letter of Transmittal”), including, among other terms, written wire transfer instructions, for each Stockholder who (x) is receiving payments under Sections 2.3(a)(i) or 2.3(a)(ii), and (y) has submitted such Letter of Transmittal to the Company prior to the Closing.

(ii) At the Closing, the Company shall deliver, or cause to be delivered, to Parent all original certificates evidencing shares of Common Stock (the “Certificates”) as well as any documents reasonably requested by Parent as may be necessary to document the transfer and/or termination of such Certificates that have been submitted to the Company prior to the Closing.

(iii) All payments to a Stockholder made pursuant to Sections 2.3(a)(i) or 2.3(a)(ii) shall be subject to (x) the Company’s receipt of a properly completed Letter of Transmittal from such Stockholder, and (y) Parent’s receipt of such Stockholder’s Certificates, as well as any documents reasonably requested by Parent as may be necessary to document the transfer and/or termination of such Certificates, from such Stockholder. Until a Stockholder delivers the Letter of Transmittal and Certificates and any additional information or documentation required by this Section 2.3(b), such Stockholder’s Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such delivery the applicable Stockholder Payment Amount. At any time after the Effective Time, upon receipt by Parent of such Stockholder’s Letter of Transmittal and Certificates and any additional information or documentation required by this Section 2.3(b), Parent or the Surviving Corporation will issue in exchange for such Stockholder’s Certificate the applicable Stockholder Payment Amount to such Stockholder.

(iv) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond in such reasonable and customary amount as Parent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the applicable Stockholder Payment Amount.

(c) Option Holder Payment. At the Closing, Parent shall pay to the Surviving Corporation an amount equal to the aggregate of the amounts owed to the Option Holders pursuant to Section 2.3(a)(iii), which shall be paid by the Surviving Corporation to the Option Holders as soon as practicable following the Closing, but in any event within five (5) Business Days following the Closing. Parent shall cause the Surviving Corporation to pay by a payroll payment to each Option Holder for such holder’s Option Payment Amount, less any tax withholdings required under Applicable Law.

2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time held by a holder (a “Dissenting Stockholder”) who shall not have voted or consented to adopt this Agreement and has the right to demand and has properly demanded an appraisal of such shares in accordance with Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration otherwise payable in exchange for such shares, but shall be converted into the right to receive such consideration as may be due such Dissenting Stockholder pursuant to Section 262 of the DGCL unless such Dissenting Stockholder fails to perfect, withdraws or otherwise loses such Dissenting Stockholder’s right to such payment or appraisal. If, after the Effective Time, such Dissenting Stockholder fails to perfect, withdraws or otherwise loses any such right to appraisal, each such share of such Dissenting Stockholder shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Effective Time into the right to receive the Per Share Merger Consideration in accordance with Section 2.1, with such Per Share Merger Consideration to be paid to the applicable Stockholder in accordance with Section 2.3. Prior to the Closing, the Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Closing, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing except to the extent required by Applicable Law.

2.5 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Options outstanding as of the date hereof, the Per Share Merger Consideration, the Per Option Merger Consideration and any other amounts payable pursuant to this Agreement on a per security basis shall be appropriately adjusted.

2.6 Closing of Company Stock Transfer Books. At 5:00 p.m., Chicago time, on the day immediately prior to the Closing Date, the stock transfer books of the Company shall be closed (except with respect to conversions or exercises of derivative securities) and there shall be no further registration of transfers of Common Stock that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates immediately prior to the Effective Time shall cease to have any rights with respect to such Common Stock except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Parent or the Surviving Corporation for any reason shall be canceled and exchanged as provided in this Article 2.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, subject to (a) the exceptions disclosed in the disclosure schedules supplied by the Company to Parent and Merger Sub dated as of the date hereof (the “Company Disclosure Schedule”) (with it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure and (ii) the inclusion of any information in the Company Disclosure Schedule (as the same may be modified as herein provided) shall not be deemed to be an admission or acknowledgment that such information (w) is required by the terms hereof to be disclosed, (x) is material to the Company, its subsidiaries or any other party hereto, (y) has resulted in or would result in a Company Material Adverse Effect or (z) is outside the ordinary course of business), (b) the information disclosed in the forms, reports and documents filed or furnished by the Company with the SEC since January 1, 2011 (all such forms, reports and documents, together with all exhibits and schedules thereto, filed or furnished since such time, and as amended from time to time (including all items incorporated by reference therein), collectively, the “Company SEC Reports”), and including any amendments or supplements thereto, in each case as filed with the SEC by the Company and publicly available prior to the date hereof (but only (i) so long as the relevance of the information in any such Company Report as an exception to (or a disclosure for purposes of) such section or subsection would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, and (ii) to the extent such disclosure does not constitute a “risk factor” or forward-looking statement) and (c) the information disclosed in the Company’s pre-filing Annual Report on Form 10-K for the fiscal year ended December 31, 2011 attached hereto as Exhibit D (the “Pre-Filing 2011 10-K”), together with all exhibits and schedules thereto (including all items incorporated by reference therein) (but only to the same extent as set forth above in clause (b) of this preamble to Article 3), as follows:

3.1 Corporate Organization. The Company and each of its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Company Material Adverse Effect. The copies of the certificate of incorporation and by-laws of the Company, in the form made available to Parent and Merger Sub, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

3.2 Significant Subsidiaries and Joint Ventures. Section 3.2 of the Company Disclosure Schedule sets forth: (a) the name of each Significant Subsidiary of the Company, (b) the jurisdiction of organization for each such Significant Subsidiary and (c) for any Significant Subsidiary which is not wholly owned, directly or indirectly, by the Company, the percentage interest of the Company in each such Significant Subsidiary. Except as set forth in Section 3.2 of the Company Disclosure Schedule, the Company does not, directly or indirectly, have any interest in any other corporation, partnership, limited liability company, joint venture or other person, such that such other corporation, partnership, limited liability company, joint venture or other person would constitute a Significant Subsidiary of the Company. Except as set forth in Section 3.2 of the Company Disclosure Schedule, all of the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary that are held by the Company or any of its subsidiaries have been validly issued and are fully paid and nonassessable. Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no shares of capital stock or other equity interests issued and outstanding, or any subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any equity securities of any Significant Subsidiary of the Company or requiring any material payments based on or related to the value of any equity securities of any Significant Subsidiary of the Company, including any equity securities representing the right to purchase or otherwise receive any other equity securities of any of the Significant Subsidiaries of the Company.

3.3 Capitalization; Ownership.

(a) As of the date hereof, the authorized capital stock of the Company consists of: (i) 170,000,000 shares of voting common stock, par value $0.01 per share (the “Voting Common Stock”), of which 29,522,915.63685380 shares are issued and outstanding as of the date hereof, (ii) 10,000,000 shares of non-voting common stock, par value $0.01 per share (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), of which 307,151.39254217 shares are issued and outstanding as of the date hereof, and (iii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. Section 3.3(a) of the Company Disclosure Schedule sets forth the number of shares of Common Stock reserved for issuance under the Company Stock Incentive Plan and the number of Company Options outstanding as of the date hereof. Section 3.3(a) of the Company Disclosure Schedule separately sets forth, for each Company Option outstanding as of the date hereof, (i) the holder’s name, (ii) the number of shares of Common Stock covered, and (iii) the exercise price per share of Common Stock.

(b) All of the issued and outstanding shares of Common Stock have been, and all shares of Common Stock subject to issuance under the Company Stock Incentive Plan upon issuance on the terms and conditions specified therein will be, duly authorized and validly issued and are fully paid and nonassessable. Except for the Stockholders’ Agreements, the Company Options, as set forth in Section 3.3(b) of the Company Disclosure Schedule or as otherwise provided for in this Agreement, as of the date of this Agreement there are not, and as of the Closing Date, there will not be, any shares of capital stock issued and outstanding or securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or any subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any securities of the

Company or requiring payments based on or related to the value of any securities of the Company, including any securities representing the right to purchase or otherwise receive any other securities of the Company.

(c) Other than as set forth in Section 3.3(c) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

(d) Each of the holders of the Common Stock listed in Section 3.3(d) of the Company Disclosure Schedule (as such schedule may be updated from time to time prior to the Closing) is the record and beneficial owner of the shares of the Common Stock listed opposite such holder’s name on such schedule, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares), and will transfer and deliver to Parent at the Closing via the Merger in accordance with this Agreement valid title to those shares, free and clear of any Lien and any such limitation or restriction.

3.4 Authority.

(a) The Company has all necessary power, authority and, as applicable, capacity to execute and deliver this Agreement and, subject to execution and delivery of the Written Consent by the Required Holders to the Company and the filing of the Certificate of Merger pursuant to the DGCL, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. At a meeting duly called and held, the Company’s board of directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) unanimously resolved to recommend approval and adoption of this Agreement by the Company’s stockholders, and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, and (other than execution and delivery of the Written Consent by the Required Holders to the Company) the consummation by the Company of the transactions contemplated hereby. This Agreement (x) has been duly and validly executed and delivered by the Company, and (y) assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that such enforceability (A) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally, and (B) is subject to general principles of equity.

(b) The execution and delivery of the Written Consent by the Required Holders to the Company is the only action required by the holders of any class or series of the Company’s capital stock that is necessary under Applicable Law, the certificate of incorporation of the Company and the Company’s by-laws to approve or adopt this Agreement or to consummate the Merger.

3.5 Consents and Approvals; No Violations.

(a) Except for (i) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any similar foreign laws and regulations, and (ii) the filing of the Certificate of Merger as required by the DGCL, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subject to execution and delivery of the Written Consent by the Required Holders to the Company and the filing of the Certificate of Merger as required by the DGCL, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate or articles of incorporation, by-laws, declarations of trust, operating agreement or other organizational or governing documents of the Company or any of its subsidiaries, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.5(a) are duly obtained in accordance with Applicable Law, (w) violate any Applicable Law, (x) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the termination of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party, or by which any of them or any of their respective rights, properties or assets may be bound or affected, except for such violations, conflicts, breaches, defaults, losses, terminations set forth in Section 3.5(b) of the Company Disclosure Schedule, (y) require any consent or other action by any person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its subsidiaries or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its subsidiaries, except as set forth in Section 3.5(b) of the Company Disclosure Schedule or (z) result in the creation or imposition of any Lien, except for Permitted Liens, on any asset of the Company or any of its subsidiaries, except (in the case of each of the provisions of this clause (ii)) as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.6 SEC Filings.

(a) As of its filing date (and as of the date of any amendment), each Company SEC Report complied, and each Company SEC Report filed subsequent to the date hereof and prior to the Closing will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be. As of the date hereof, the Pre-Filing 2011 10-K complied as to form in all material respects with the applicable requirements of the Exchange Act, subject to the absence of an interactive data file as required by Item 601(b)(101)(i) of Regulation S-K.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Report filed pursuant to the Exchange Act did not, and each Company SEC Report filed subsequent to the date hereof and prior to the Closing will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, the Pre-Filing 2011 10-K did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) The Company has provided to Parent copies of all comment letters received from the SEC, and all response letters from the Company filed with the SEC, that were prepared in connection with the filing of the Company’s Registration Statement on Form S-1 (Registration No. 333-175353) and all amendments thereto.

(d) Notwithstanding the foregoing, this Section 3.6 shall not apply to that certain Current Report on Form 8-K to be furnished by the Company to the SEC following the date hereof in connection with the launch of the Marketing Period, which will include certain preliminary results of operation of the Company for the twelve months ended January 31, 2012.

3.7 Financial Statements.

(a) The audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2011 and any unaudited consolidated interim financial statements contained in any Company SEC Report filed after the date hereof (including, in each case, any notes thereto) (the “Financial Statements”) were prepared based on the books and records of the Company and its subsidiaries in accordance with GAAP consistently applied during the periods involved (except for any changes in application noted therein), and present fairly, in all material respects and in accordance with GAAP, the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of operations and cash flows for the respective periods set forth therein, as applicable (subject to, in the case of unaudited interim statements, notes and schedules as permitted by GAAP and year end audit adjustments). The Company has provided to Parent on or prior to the date hereof a copy of the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2011.

(b) Since January 1, 2011, the Company and its subsidiaries have maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, and include policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions, liabilities and dispositions of the assets of the Company and its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with authorizations of the management and directors of the Company and its subsidiaries; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition or disposition of assets of the Company or its subsidiaries that would reasonably be expected to have a significant adverse effect on the Company’s consolidated financial statements. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2011.

3.8 No Undisclosed Liabilities. Except as set forth on Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent determined, determinable or otherwise), other than liabilities and obligations (a) set forth or reflected or reserved against in the Most Recent Balance Sheet (including the notes thereto), (b) that are current liabilities incurred in the ordinary course of business and consistent with past practices since December 31, 2011, (c) incurred or to be incurred in connection with any transaction or agreement contemplated by this Agreement, or (d) which, individually or in the aggregate, would not reasonably be expected to give rise to a Company Material Adverse Effect.

3.9 Broker’s Fees. None of the Company or any subsidiary of the Company, or any of their respective officers, directors or trustees, as applicable, has employed any financial advisor, broker or finder, or incurred any liability for any broker’s fees, commissions or finder’s fees, in connection with any of the transactions contemplated hereby, except for any such liability described on Section 3.9 of the Company Disclosure Schedule, which shall be included in the Transaction Expenses to be paid in accordance with Section 2.3(a)(iv).

3.10 Title to Assets. The Company and each of its subsidiaries has good and marketable title to its properties and assets reflected as owned on the balance sheet included in the Financial Statements as of December 31, 2011 and good leasehold title to its properties and assets reflected as leased on the Most Recent Balance Sheet, in each case free and clear of any Liens except for (a) Permitted Liens, (b) Liens disclosed on Section 3.10 of the Company Disclosure Schedule, (c) assets sold or otherwise disposed of since December 31, 2011 in the ordinary course of the Company’s business and (d) the properties and assets that are subject of Sections 3.13 (Contracts), 3.19 (Intellectual Property) and 3.20 (Real Property), which such properties and assets are solely the subject of such respective sections.

3.11 Absence of Certain Changes.

(a) Since December 31, 2011, except as set forth in Section 3.11(a) of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, (i) the Company and its subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, from December 31, 2011 until the date hereof, there has not been any action taken by the Company or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of subsections (a)(i), (a)(iii), (b), (c), (d), (e), (f), (h), (i), (j), (l) or, to the extent applicable to the foregoing, (n) of Section 5.1.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, from June 30, 2011 until the date hereof, there has not been any action taken by the Company or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of subsections (a)(ii), (a)(iv), (k), (g), (m) or, to the extent applicable to the foregoing, (n) of Section 5.1.

3.12 Compliance with Applicable Law; Permits. Except as set forth in Section 3.12 of the Company Disclosure Schedule and except with respect to matters that are addressed in Section 3.16 (Employee Matters), Section 3.17 (Environmental Matters) Section 3.18 (Tax Returns and Tax Payments), Section 3.19 (Intellectual Property) and Section 3.25 (Security; Privacy Policies) (collectively, the “Specific Representations”), which matters are addressed exclusively in each of such sections (including as may relate to any violations of Applicable Laws or any other requirement of any Governmental Entity covered thereby), none of the Company or any of its subsidiaries is in violation of any Applicable Law or any other requirement of any Governmental Entity or any of its internal audit or compliance standards, except for possible violations that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company, except as set forth in Section 3.12 of the Company Disclosure Schedule, no investigation or review by any Governmental Entity concerning any such possible violation of law is pending or threatened. Except with respect to matters that are addressed in the Specific Representations, (a) the Company and each of its subsidiaries holds all other licenses, permits, registrations and other authorizations required to conduct its business, and all such licenses, permits, registrations and other authorizations are valid and in full force and effect, except for those the absence of which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and (b) the Company and each of its subsidiaries is in compliance with all such licenses, permits, registrations and other authorizations, except for possible failures to be so in compliance that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.13 Contracts. The Company and each of its subsidiaries has performed in all material respects its obligations under all Contracts to which it is a party or by which it or any of its rights, assets or properties are bound that are material to the conduct of the business of the Company and its subsidiaries, taken as a whole (collectively, the “Material Contracts”), to the extent such obligations to perform have accrued. Each Material Contract (a) constitutes a valid and binding obligation of the Company and/or its subsidiaries, as applicable, and, to the Knowledge of the Company, constitutes a valid and binding obligation of the other parties thereto, and (b) is in full force and effect, and, except as set forth in Section 3.13 of the Company Disclosure Schedule, will continue in full force and effect after the consummation of the transactions contemplated by this Agreement, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder. Neither the Company nor any of its subsidiaries, and, to the Knowledge of the Company, no other party, is in material breach of any Material Contract or material default thereunder. Neither the Company nor any of its subsidiaries is party to any Contract that, following the Closing, will limit or otherwise restrict Parent or any of its subsidiaries (other than the Company and its subsidiaries) from engaging or competing in any line of business, in any location or with any person in any material respect.

3.14 Litigation. Except as set forth in Section 3.14 of the Company Disclosure Schedule, (a) to the Knowledge of the Company, there are no claims, suits, actions, proceedings, arbitrations or investigations pending or threatened, against or otherwise relating to or involving any of the Company or its subsidiaries, the outcome of which, if adversely decided, would reasonably be expected to result in a Company Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement, and (b) none of the Company or its subsidiaries is subject to or bound by any judgment, order, decree or other direction of any court or other Governmental Entity or tribunal that would reasonably be expected to constitute a Company Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.15 Labor. Except as set forth in Section 3.15 of the Company Disclosure Schedule, (a) there is no labor strike, slowdown, work stoppage, lockout or other material labor dispute pending, or to the Knowledge of the Company, threatened against the Company or any of its subsidiaries, (b) there are no labor disputes currently subject to any formal grievance procedure, arbitration or litigation, (c) neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining or similar agreement or relationship with any labor organization, (d) none of the employees of the Company or any of its subsidiaries is represented by any labor organization and (e) to the Knowledge of the Company, there are no union organizing or decertification activities among, or directed at, the employees of the Company or any of its subsidiaries.

3.16 Employee Matters.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a list of each “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, severance or other termination, bonus or other incentive compensation, change of control, profit sharing, equity-based compensation, pension, retirement, deferred compensation, welfare, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, retiree health or life insurance benefits or other material employee benefit plan, fund, agreement or arrangement (other than any such plan, fund, agreement or arrangement that is exempt from ERISA by reason of Section 4(b)(4) thereof) that is maintained or contributed to or required to be contributed to, by or on behalf of the Company or any of its subsidiaries, for the benefit or welfare of any current or former director, officer, employee or independent contractor of the Company or any of its subsidiaries (each, a “Covered Person”), or with respect to which the Company or any of its subsidiaries has any liability (such plans, funds, agreements and arrangements being collectively, the “Company Benefit Plans”). The Company has furnished to Parent copies of the Company Benefit Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection therewith.

(b) Each of the Company Benefit Plans has been established and maintained in compliance in all material respects with its terms and all Applicable Laws, including ERISA and the Code. There are no pending or, to the Knowledge of the Company, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto. Neither the Company nor any of its subsidiaries (nor any predecessor thereof) has within the past six years sponsored, maintained or contributed to any plan that is subject to Title IV of ERISA, including without limitation any “multiemployer plan” as defined in Section 3(37) of ERISA. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, there is no reason why any such determination should be revoked or not be reissued, and the Company has furnished to Parent a copy of the most recent such determination with respect to each such Company Benefit Plan.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits (“Retiree Benefits”) for any Covered Person, except as required to avoid excise tax under Section 4980B of the Code. Section 3.16(c) of the Company Disclosure Schedule sets forth the aggregate liability as determined under GAAP of the Company and its subsidiaries for Retiree Benefits, which liability will not increase as a result of the application of the Patient Protection and Affordable Care Act of 2010, as amended, and the rules and regulations thereunder.

(d) Each Company Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended to comply with and has been operated in compliance with, and the Company and its subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(e) The consummation of the transactions contemplated hereby shall not (either alone or together with any other event) result in (i) any contractual or legal obligation on the part of the Company or any of its subsidiaries to make any severance, sale award, “golden or tin parachute”, change of control or other payment or benefit, or accelerate the time or vesting of any payment or benefit, to any employee, officer, director or independent contractor, except as set forth in Section 3.16(e) of the Company Disclosure Schedule, or (ii) the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code (without regard to subsection (b)(4) thereof) or that would be subject to the excise tax of Section 4999 of the Code.

(f) There are no outstanding loans or advances made or granted by the Company or any of its subsidiaries to any of their respective employees that exceed $75,000.

(g) Each employee benefit plan which would be a Company Benefit Plan if it were not exempt from ERISA by reason of Section 4(b)(4) thereof (a “Foreign Plan”) is, and has been, established, registered (where required), qualified, administered, funded (where required) and invested in compliance in all material respects with the terms thereof and all Applicable Laws. With respect to each Foreign Plan, (i) all required filings and reports have been made in a timely and complete manner with all Governmental Entities, (ii) there are no going-concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies and (iii) no contribution holidays have been taken. There have been no withdrawals of assets or transfers of assets from any Foreign Plan, except in accordance with Applicable Laws.

(h) Except as disclosed on Section 3.16(h) of the Company Disclosure Schedule, to the Knowledge of the Company, no officer or employee of the Company or any of its subsidiaries whose 2011 compensation is expected to exceed $250,000 has indicated that he or she intends to resign or retire within the next twelve months.

3.17 Environmental Matters.

(a) There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, notices, demands, requests for information, citations, summons, third party required environmental remediation activities or governmental investigations pending or, to the Knowledge of the Company, threatened, against the Company or any of its subsidiaries, seeking to impose, or that would reasonably be expected to result in the imposition, on the Company or any of its subsidiaries of any liability or obligation arising under any foreign, federal, state or local laws, rules, regulations, ordinances, codes, orders, judgments, decrees, permits or other similar requirements, or any agreements with any Governmental Entity, in each case, relating to environmental protection, pollutants, contaminants, wastes or chemicals or otherwise hazardous substances, wastes or materials, human health or safety, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and any state or local equivalents (collectively, “Environmental Laws”), or alleging any violation by the Company or any of its subsidiaries of any Environmental Laws, which liability, obligation or violation would reasonably be expected to have a Company Material Adverse Effect.

(b) With respect to properties previously owned, leased or operated by the Company or any of its subsidiaries, during the period of the Company’s or any of its subsidiaries’ ownership, leasing or operation of such properties, and, with respect to properties currently owned, leased or operated by the Company or any of its subsidiaries, at any time, there was or is no Release (as defined in CERCLA) of any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbon, and any substance, waste or other material regulated, or which could form the basis of liability, under Environmental Laws (collectively, “Hazardous Substances”) in, on, under or from any such properties which would reasonably be expected to have a Company Material Adverse Effect.

(c) There has been no Release (as defined in CERCLA) of any Hazardous Substance at any third-party properties resulting from or relating to the acts or operations of the Company or any of its subsidiaries which would reasonably be expected to have a Company Material Adverse Effect.

(d) None of the Company or any of its subsidiaries is subject to any agreement, order, judgment, decree, injunction, letter or memorandum by or with any Governmental Entity imposing any liability or obligations pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Company Material Adverse Effect.

(e) None of the Company or any of its subsidiaries are required in connection with the transactions contemplated in this Agreement, or as a condition to the effectiveness of any transaction contemplated herein, (i) to perform a site assessment for Hazardous Substances, (ii) to investigate, delineate, clean-up, monitor, remove or remediate any Hazardous Substances, (iii) to receive any non-routine approval from any Governmental Entity or (iv) to take any other action under any Environmental Law, including with respect to the New Jersey Industrial Site Recovery Act, as amended, and Sections 22a-134 through 22a-134e of the Connecticut General Statutes, as amended, and, in each case, any rules or regulations promulgated thereunder.

(f) The Company and its subsidiaries are in compliance with all Environmental Laws and have obtained and are in compliance with all Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or part, as a result of the transactions contemplated hereby.

(g) There has been no environmental investigation, study, audit, test, review or other analysis conducted in relation to the current or prior business of the Company or any of its subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its subsidiaries in the possession or under the control of the Company which has not been delivered or made available to Parent at least 10 days prior to the date hereof.

3.18 Tax Returns and Tax Payments. Except as set forth in Section 3.18 of the Company Disclosure Schedule:

(a) The Company and each of its subsidiaries has timely filed all United States federal income Tax Returns and all other material Tax Returns that it was required to file and has paid all amounts shown as due on each such Tax Return. Each such Tax Return is complete and correct in all material respects.

(b) All Taxes relating to the Company and each of its subsidiaries in respect of periods beginning prior to the Closing Date, if due and payable, have been timely paid, or where payment is not yet due, have been adequately provided for in accordance with GAAP.

(c) The Company and its subsidiaries have withheld and paid over to the proper taxing or other Governmental Entities all Taxes required to be withheld and paid over.

(d) There is no pending audit, dispute or claim concerning any material Tax liability of the Company or any of its subsidiaries either claimed or raised by any Governmental Entity in writing. No jurisdiction in which none of the Company and its subsidiaries files Tax Returns has asserted in writing that the Company or any of its subsidiaries may be subject to tax in that jurisdiction. There are no liens with respect to Taxes upon any of the assets of either the Company or any of its subsidiaries other than with respect to Taxes not yet due and payable.

(e) Neither the Company nor any subsidiary of the Company will be required to include any material item of income or exclude any material item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) closing or similar agreement with any Governmental Entity; or

(ii) change in method of accounting for a taxable period ending on or prior to the Closing Date.

(f) Neither the Company nor any of its subsidiaries (A) are or have ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (B) have any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor or otherwise.

(g) None of the Company nor any of its subsidiaries is a party to, is bound by or has any obligation under any Tax Sharing Agreement.

(h) None of the Company nor any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(i) Neither the Company nor any of its subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations that is still in effect with respect to, or any extension of a period for the assessment of, any Tax. Section 3.18 of the Company Disclosure Schedule sets forth the tax year through which the statute of limitations has run in respect of Tax Liabilities of the Company and its subsidiaries for (i) U.S. federal income Taxes, (ii) state income Taxes in California, Illinois and Pennsylvania, (iii) Canadian federal income Taxes and (iv) South African federal income Taxes.

(j) Neither the Company nor any of its subsidiaries has engaged in any transaction that could give rise to (A) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder or (B) disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder.

(k) Section 3.16 (only to the extent related to matters within the purview of the Code) and this Section 3.18 contain the sole and exclusive representations and warranties of the Company with respect to Tax matters.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Schedule contains a true and complete list of all registrations and applications for registration included in the Owned Intellectual Property and that are material to the business of the Company and its subsidiaries, taken as a whole (collectively, the “Registered Intellectual Property”). Except as set forth on Section 3.19(a) of the Company Disclosure Schedule and for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries by any person that (x) challenges the validity or enforceability of the Registered Intellectual Property or the rights of the Company or any of its subsidiaries with respect to its use of the Owned Intellectual Property or (y) alleges that the Company or any of its subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of any other Person; and (ii) to the Knowledge of the Company, there has not been any infringement, misappropriation or other improper use by any third party of the Owned Intellectual Property.

(b) Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries by any person that challenges the Company’s use of any of the Licensed Intellectual Property or the rights of the Company or any subsidiary of the Company with respect to its use of the Licensed Intellectual Property.

(c) The Company and its subsidiaries are the sole and exclusive owners of the Owned Intellectual Property and hold all right, title and interest in and to all Owned Intellectual Property and hold a good and valid leasehold interest in each item of Licensed Intellectual Property and hold all of their respective rights, title and interests, as applicable, in and to the foregoing free and clear of any Liens, except for Permitted Liens. The Licensed Intellectual Property and the Owned Intellectual Property together constitute all the Intellectual Property necessary for the conduct of the business as currently conducted by the Company and its subsidiaries, taken as a whole, in all material respects. The Company and its subsidiaries are not subject to any material restrictions that limit their ability to disclose, use, license or transfer the Owned Intellectual Property.

(d) The conduct of the business by the Company and its subsidiaries as currently conducted does not infringe, violate or constitute an unauthorized use or misappropriation of any Intellectual Property of any person (including pursuant to any non-

disclosure agreements or obligations to which the Company or any of its subsidiaries or any of their present or former employees is a party) in any material respect.

(e) No Trade Secret owned by the Company or any of its subsidiaries and material to the conduct of the business as currently conducted by the Company and its subsidiaries, taken as a whole, has been authorized by the Company or any of its subsidiaries to be disclosed or, to the Knowledge of the Company, has been actually disclosed by the Company or any of its subsidiaries to any third person other than pursuant to written non-disclosure agreements restricting the disclosure and use of such material Trade Secret. The Company and its subsidiaries have taken reasonable security measures to protect the secrecy and confidentiality of all such material Trade Secrets.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its subsidiaries to conduct their respective businesses as currently conducted, and (ii) the Company and each of its subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures, in each case consistent with industry practices.

3.20 Real Property.

(a) Section 3.20(a) of the Company Disclosure Schedule lists all real property owned by the Company or any of its subsidiaries (the “Owned Real Property”). The Company and/or one or more of its subsidiaries holds good and valid title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as set forth on Section 3.20(a) of the Company Disclosure Schedule, there are no leases, subleases, licenses, concessions or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Owned Real Property. There are no outstanding options whereby the Company or any of its subsidiaries is obliged to acquire or sell real property, or any rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. To the Knowledge of the Company, there are no pending or threatened condemnation proceedings with respect to the Owned Real Property.

(b) Section 3.20(b) of the Company Disclosure Schedule lists all leased real property of the Company and its subsidiaries with annual lease payments of more than $500,000 (the “Leased Real Property”). The Company or one or more of its subsidiaries holds good and valid leasehold title to the Leased Real Property, in each case, in accordance with the provisions of the applicable lease agreement and any amendments thereto and free and clear of all Liens, except for Permitted Liens. Other than such exceptions as would not reasonably be expected to have a Company Material Adverse Effect, and except as set forth on Section 3.20(b) of the Company Disclosure Schedule, all of the leases to which the Company and/or any subsidiary of the Company is a party are in full force and effect and grant the leasehold estates or rights of occupancy or use they purport to grant.

3.21 Books and Records. The books of account and other records of the Company and its subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices.

3.22 Insurance. The Company has furnished to Parent a list of all material insurance policies in effect on the date hereof that cover the assets and operation of the business of the Company and its subsidiaries as currently conducted, including relating to its employees, officers and directors. Except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (b) neither the Company nor any of its subsidiaries is in breach or default of any of the insurance policies, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2011, neither the Company nor any of its subsidiaries has received any written notice of termination, cancellation or, as of the date hereof, denial of coverage (nor, to the Knowledge of the Company, has such coverage been questioned or disputed by the underwriters of any insurance policy other than pursuant to customary reservation of rights letters) with respect to any material insurance policy maintained by the Company or any of its subsidiaries or any material claim made pursuant to any such insurance policy.

3.23 Regulated Businesses. Neither the Company nor any of its subsidiaries is engaged in banking, investment management, telecommunications or public utility businesses.

3.24 Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries leases or is committed to lease any material properties or assets from, or owes any material amounts to, or uses in its business any material properties or assets of, nor has it loaned any material amount to, the Stockholders or any of their respective affiliates or any officer or director of the Stockholders or such affiliates, other than, in each case, any such transactions with portfolio companies or similarly-held investments of the Stockholders or any of their respective affiliates that constitute ordinary course business dealings with the Company or its subsidiaries.

3.25 Security; Privacy Policies.

(a) The Company and its subsidiaries have implemented and maintain comprehensive information data security programs which are commercially reasonable and which comply with all Applicable Laws and are designed to: (i) identify material internal and external risks to the security or confidentiality of the non-public personally identifiable information on individuals that is owned or maintained by the Company or any of its subsidiaries (the “Company Confidential Information”), including unauthorized access, download or use by their personnel or third parties; (ii) implement, monitor and provide adequate and effective administrative, electronic and physical safeguards to control those risks; and (iii) maintain notification procedures in compliance with Applicable Laws in the case of any unauthorized access to or use of Company Confidential Information that could result in substantial harm to any consumer or other breach of security compromising Company Confidential Information. Since January 1, 2010, neither the Company nor any subsidiary of the Company has experienced any material breach of security or otherwise unauthorized access by any third party or by any of the Company’s and its subsidiaries’ employees to the Company Confidential Information in the Company’s possession, custody or control.

(b) The Company and each of its subsidiaries have in effect appropriate safeguard requirements as required by Applicable Law for their relevant affiliate, supplier, service provider, subscriber, reseller, furnisher, user or other third party agreements involving the collection, use, storage and processing of Company Confidential Information that is owned or controlled by the Company or its subsidiaries, as the case may be, except where the failure to have in effect such safeguard requirements would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect.

(c) A copy of all material data privacy and security policies and privacy statements (the “Privacy Statements”) of the Company and its subsidiaries currently in effect, including any such policies or statements applicable to persons with whom the Company and its subsidiaries may interact electronically through a website or otherwise regarding the collection and use of Company Confidential Information, have been made available to Parent and Merger Sub. Neither the Company nor any of its subsidiaries have collected, received or used any Company Confidential Information in violation of an applicable Privacy Statement, except for such violations that would not reasonably be likely to result in a Company Material Adverse Effect.

(d) There are no contractual or legal constraints to which the Company or any of its subsidiaries is a party or subject that, immediately after the Closing, would prevent the Company from obtaining, using or disclosing Company Confidential Information to the same extent that the Company and its subsidiaries had the right to obtain, use or disclose Company Confidential Information immediately prior to such transaction and that would reasonably be likely to result in a Company Material Adverse Effect.

3.26 No Other Representations. Except for the representations and warranties expressly set forth in this Article 3, none of the Company, its affiliates or Representatives has made or is making any express or implied representations or warranties, promises, covenants, agreements or guaranties, statutory, common law or otherwise, of any nature, oral or written, past, present or future, including, without limitation, warranties of transfer, any express or implied warranty under Section 8-108 of the Uniform Commercial Code, or any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose (all of which are hereby expressly disclaimed).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub jointly and severally represents and warrants, as of the date of this Agreement and as of the Closing Date, to the Company as follows:

4.1 Organization. Parent is a Delaware corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a Delaware corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to constitute a Parent Material Adverse Effect.

4.2 Authority. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and, subject to the filing of the Certificate of Merger pursuant to the DGCL, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized and approved by the board of directors of Parent and Merger Sub and this Agreement shall be adopted by Parent in its capacity as the sole stockholder of Merger Sub immediately following the execution and delivery of this Agreement, and no other action on the part of Parent or Merger Sub or any of their respective equityholders, directors, managers or officers, as applicable, is necessary to authorize the execution and delivery by Parent or Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement (a) has been duly and validly executed and delivered by Parent and Merger Sub, and (b) assuming due and valid authorization, execution and delivery hereof by each other party, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

4.3 Consents and Approvals; No Violation.

(a) Except for (i) filings, permits, authorizations, consents and approvals as may be required under the HSR Act and any similar foreign laws and regulations, and (ii) the filing of the Certificate of Merger as required by the DGCL, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent or Merger Sub of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Subject to obtaining the applicable stockholder approval and the filing of the Certificate of Merger as required by the DGCL, none of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or compliance by Parent and Merger Sub with any of the terms or provisions hereof will (i) conflict with or violate any provision of the certificates of incorporation or other governing documents of Parent or Merger Sub, or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3(a) are duly obtained in accordance with Applicable Law, (w) violate any Applicable Law, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the termination of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Parent or Merger Sub or any of their subsidiaries is a party, or by which any of them or any of their respective properties or assets may be bound or affected, except (in the case of each of the provisions of this clause (ii)) for such violations which, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Litigation. (a) There are no claims, suits, actions, proceedings, arbitrations or investigations pending or, to the knowledge of Parent, threatened against, or otherwise relating to or involving, Parent or Merger Sub, the outcome of which, if adversely decided, would reasonably be expected to result in a Parent Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement, and (b) neither Parent nor Merger Sub is subject to or bound by any judgment, order, decree or other direction of any court or other Governmental Entity or tribunal that would reasonably be expected to result in a Parent Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement.

4.5 Vote Required. No vote of the holders of any class or series of capital stock or other equity interests of Parent is necessary to adopt this Agreement or to consummate the transactions contemplated hereby.

4.6 Broker’s Fees. Neither any Stockholder nor any of their affiliates, nor, prior to the Closing, the Company or any of its subsidiaries, shall have any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby with respect to any financial advisor, broker or finder retained by Parent, Merger Sub or any of their respective direct or indirect equityholders, directors, or managers.

4.7 Financing.

(a) At the Closing, Parent will have, on an unconditional basis, cash on hand sufficient to fund the performance of Parent’s and Merger Sub’s obligations hereunder to consummate the transactions contemplated by this Agreement and to satisfy all other costs and expenses of Parent, Merger Sub and their affiliates arising in connection therewith. Parent has delivered to the Company and the Stockholder Representative a true, complete and correct copy of (i) the respective executed commitment letters, dated as of the date hereof, between Parent, on the one hand, and each Limited Guarantor and Opportunity Partners Offshore-B Co-Invest AIV, L.P., a Cayman Islands limited partnership, on the other hand, and attached hereto as Exhibit E (collectively, the “Equity Financing Letters”), pursuant to which the Limited Guarantors have committed, upon the terms and subject to the conditions set forth therein, to invest in Parent the cash amounts set forth in the Equity Financing Letters (the “Equity Financing”), and (ii) the executed commitment letter, dated as of the date hereof, between Parent and Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and Deutsche Bank AG Cayman Islands Branch (collectively, the “Lender Parties”) and attached hereto as Exhibit F (the “Debt Financing Letter” and together with the Equity Financing Letters, the “Financing Commitments”), pursuant to which the Lender Parties have committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth in the Debt Financing Letter (the “Debt Financing” and together with the Equity Financing, the “Financing”).

(b) Neither of the Financing Commitments have been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to either of the Financing Commitments that could affect the availability of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legally valid and binding obligations of Parent, of the other parties to the Equity Financing Letters and, to the knowledge of Parent, the other parties to the Debt Financing Letter. There are no conditions precedent or other contractual contingencies between Parent and any other party to the Financing Commitments or the executed fee letter, dated as of the date hereof, between Merger Sub and the Lender Parties a redacted copy of which is attached hereto as Exhibit G (the “Debt Fee Letter”), related to the funding of the full amount of the Financing (including any “flex” provisions contained in the Debt Fee Letter), other than as expressly set forth in the Financing Commitments and the Debt Fee Letter. The proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, in the aggregate and together with the available cash, cash equivalents and marketable securities of the Company, will be sufficient for Parent to pay the Closing Payments and all related fees and expenses at the Closing. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent under the Financing Commitments, and Parent does not have any reason to believe that any of the conditions to the Financing Commitments will not be satisfied or that the Financing will not be available to Parent on the Closing Date. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments.

4.8 Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock or other equity interests of Merger Sub are owned directly by Parent. There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub is a party relating to the issued or unissued capital stock or other equity interests in Merger Sub or obligating Merger Sub to grant, issue or sell any shares of the capital stock, or other equity interests in Merger Sub, by sale or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

4.9 Solvency. Neither Parent nor Merger Sub are entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Corporation or any of their respective subsidiaries. Assuming that the representations and warranties of the Company contained in

Article 3 are true and correct in all material respects and after giving effect to the consummation of the transactions contemplated hereby at the Closing, including the Financing: (a) the fair saleable value (determined on a going concern basis) of the assets of Parent, Merger Sub, the Surviving Corporation and their respective subsidiaries will be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Parent, Merger Sub, the Surviving Corporation and their respective subsidiaries will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due; and (c) Parent, Merger Sub, the Surviving Corporation and their respective subsidiaries will have adequate capital and liquidity to carry on their respective businesses and all businesses in which they are about to engage.

4.10 Acquisition for Investment. Parent has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement. Parent confirms that (a) the Company has made available to Parent and Parent’s Representatives (i) the opportunity to ask questions of the officers and management employees of the Company and its subsidiaries and (ii) access to the documents, information and records of the Company and its subsidiaries, and Parent confirms that it has made an independent investigation, analysis and evaluation of the Company and its subsidiaries and their respective properties, assets, business, financial condition, documents, information and records, and (b) Parent and its Representatives have reviewed all of the Company SEC Reports and all such documents, information and records made available to it. Parent is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the stock of the Surviving Corporation. Parent understands and agrees that the stock of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available thereunder, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

4.11 Non-Reliance. Each of Parent and Merger Sub agrees and acknowledges that, except for the representations and warranties expressly set forth in Article 3, as modified by the Company Disclosure Schedule, neither the Company nor any of its subsidiaries, or any of their respective stockholders, trustees, affiliates or Representatives or any other person has made or is making any other representations or warranties, promises, covenants, agreements or guaranties, statutory, common law or otherwise, of any nature, oral or written, past, present or future, including, without limitation, any other representations or warranties, express or implied, or as to the accuracy or completeness of any other information, made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, including, without limitation, in certain “data rooms,” management presentations or other information provided or made available to Parent, Merger Sub and their Representatives in anticipation or contemplation of any of the transactions contemplated hereby (all of which are hereby expressly disclaimed). Furthermore, in connection with the due diligence investigation of the Company and its business and operations by and on behalf of Parent and Merger Sub, Parent, Merger Sub and their

Representatives have received and may continue to receive from the Company or its Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which each of Parent and Merger Sub is familiar, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that each of Parent and Merger Sub will have no claim against the Company or any of its subsidiaries, or any of their respective stockholders, trustees, affiliates or Representatives, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledges that none of the Company or any of its subsidiaries, or any of their respective stockholders, trustees, affiliates or Representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE 5

COVENANTS

5.1 Conduct of Business Prior to the Closing. Except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Applicable Law, during the period from the date of this Agreement through the Closing, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to (i) maintain and preserve intact the business organization of the Company and its subsidiaries and the goodwill of those having material business relationships with the Company and its subsidiaries (including, for the avoidance of doubt, the Company’s customers, lenders, and suppliers), (ii) retain the services of its present officers and key employees, (iii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents franchises, approvals and authorizations, (iv) maintain, and comply with, its internal audit and compliance standards, and commence remediation of any failure to be in compliance therewith in a manner consistent with the Company’s past practices, (v) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business and substantially consistent with past practice, and (vi) continue to make capital expenditures (in amounts, timing and use of proceeds) substantially consistent with the Company’s capital expenditures budget attached to Section 5.1 of the Company Disclosure Schedule (and with appropriate adjustments as to the timing of such capital expenditures to take into account circumstances or events outside the reasonable control of the Company). Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Applicable Law, during the period from the date of this Agreement through the Closing, the Company shall not, and shall cause its subsidiaries not to, without the prior written consent of

Parent (which consent, in the case of subsections (a)(i), (a)(iii), (b) and (f)(ii) through (l), inclusive and, to the extent applicable to the foregoing, (n) of this Section 5.1, shall not be unreasonably withheld, delayed or conditioned):

(a) except pursuant to the exercise of Company Options set forth on Section 3.3(a) of the Company Disclosure Schedule, (i) other than pledges or encumbrances by the Company of the stock of its subsidiaries as may be required from time to time under the Credit Agreement in the ordinary course of business consistent with past practice, issue, sell, deliver, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, delivery, disposition or pledge or other encumbrance of (x) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or any other derivative security providing for value or payment determined by or in relation to any shares of its capital stock, or (y) any other securities in respect of, in lieu of or in substitution for any shares of its capital stock outstanding on the date hereof; (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of the outstanding shares of capital stock of the Company or its subsidiaries (other than, with respect to such subsidiaries, in the ordinary course of business consistent with past practice or in accordance with any applicable shareholders agreement or governing document of such subsidiary); (iii) split, combine, subdivide or reclassify any shares of the capital stock of the Company; or (iv) declare, set aside for payment or pay any dividend (whether in cash, property, stock or any combination thereof), or make any other actual, constructive or deemed distribution (including by way of redemption), in respect of any shares of the capital stock of the Company or its subsidiaries or otherwise make any contributions or other payments to its stockholders in their capacity as such, other than such dividends and distributions made by the Company’s subsidiaries in the ordinary course of business consistent with past practice or in accordance with any applicable shareholders agreement or governing document of the applicable subsidiary;

(b) sell, transfer, lease, license, mortgage, encumber or otherwise dispose of, to any third party, or create or incur any Lien, except for Permitted Liens, on any of its material properties, assets, interests or businesses including the capital stock of any of its material subsidiaries, to any person other than a direct or indirect subsidiary of the Company, or cancel, release or assign any Indebtedness to any such person or any material claims held by any such person, except in each case (i) pursuant to Contracts in force at the date of this Agreement (and identified in the Company Disclosure Schedule), and (ii) sales of products and services in the ordinary course of business consistent with past practice;

(c) (i) make any acquisition or investment in a business directly or indirectly either by purchase of stock, securities, interests, or by merger, consolidation or otherwise, contributions to capital, property transfers or purchases of any property or assets of any other person, other than capital contributions to subsidiaries of the Company in the ordinary course of business consistent with past practice or in accordance with any applicable shareholders agreement or governing document of the applicable subsidiary, (ii) purchase, or enter into any agreement to purchase, inventory, materials, supplies, or services, in each case other than in the ordinary course of business consistent with past practice, or (iii) make, or enter into any agreement to make, capital expenditures not contemplated by the Company’s capital expenditures budget attached to Section 5.1 of the Company Disclosure Schedule;

(d) other than in connection with actions permitted by Section 5.1(b), make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice;

(e) create, incur, assume, suffer to exist, guarantee or otherwise be liable with respect to any Indebtedness not outstanding as of the date hereof (other than drawdowns made pursuant to the Credit Agreement in the ordinary course of business consistent with past practice and in any event in an amount not to exceed $5,000,000 in the aggregate), except for interest accrued on such Indebtedness;

(f) (i) enter into any Contract that would, after the Closing Date, limit or restrict in any material respect Parent or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries), from engaging or competing in any line of business, in any location or with any person, or (ii) enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its subsidiaries, other than amendments to customer and supplier Contracts by the Company and its subsidiaries in the ordinary course of business consistent with past practice;

(g) other than as required pursuant to the terms of Company Benefit Plans as in effect as of the date hereof (and identified in the Company Disclosure Schedule), (i) increase the compensation, bonus or other benefits payable to any Covered Person, except with respect to employees whose annual compensation does not exceed $75,000, or for increases in the ordinary course of business and consistent with past practice, (ii) enter into or amend any collective bargaining agreement, (iii) establish, or amend to increase the benefits under, any material Company Benefit Plan, (iv) grant or increase any severance or termination pay to (or amend any existing severance or termination arrangement with) any Covered Person or (v) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Covered Person;

(h) amend its certificate of incorporation, by-laws or similar governing documents (whether by merger, consolidation or otherwise);

(i) change any of the Company’s accounting policies or practices, except as may otherwise be required under GAAP and as agreed to by the Company’s independent public accountants;

(j) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its subsidiaries, except (A) for matters for which a reserve has been made in the Financial Statements (provided that such settlement, offer or proposal is not in an amount in excess of such reserve) and (B) with respect to any specific matter, a settlement, offer or proposal that does not exceed $500,000, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors, or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby (other than any litigation, arbitration, proceeding or dispute among the parties hereto or their affiliates);

(k) except in the ordinary course of business and consistent with past practice, or as required by Applicable Law, (i) file any amended material Tax Return, (ii) settle or compromise any federal, state, local or foreign material income Tax liability, (iii) make or change any Tax election, (iv) change any annual Tax accounting period, (v) adopt or change any method of Tax accounting, (vi) enter any closing agreement, or (vii) take affirmative action to surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(l) waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party;

(m) enter into any new transaction or Contract with any Stockholder, any officer or director of such Stockholder or any affiliate of such Stockholder, amend any existing Contract with any of the foregoing or waive any rights of the Company or any of its subsidiaries or any obligations of any such Stockholder, officer, director or affiliate thereunder other than, in each case, any such transactions or Contracts with portfolio companies or similarly-held investments of any such Stockholder that constitute ordinary course business dealings with the Company or its subsidiaries; or

(n) make any commitment, or enter into any agreement, to take any of the actions prohibited by this Section 5.1.

5.2 Financing.

(a) Neither Parent nor Merger Sub shall agree to any amendment, replacement, supplement or other modification of, or waive any of its rights or any rights in favor of the Company under, any Financing Commitment or any definitive agreements related to any Financing Commitment, in each case, without the prior written consent of the Company (including any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitments that amends, supplements or otherwise modifies the conditions precedent to the Financing Commitments), if such amendment, replacement, supplement or other modification of, or waiver of any provision would reasonably be expected to (x) reduce the aggregate amount of the Debt Financing below the amount of cash funded at Closing required to consummate the Merger and repay or refinance the debt contemplated in this Agreement or in the Financing Commitments including all fees and expenses related in each case thereto (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees) unless the Equity Financing is increased by a corresponding amount (or, in the case of additional fees or original issue discount, such Debt Financing permits such amounts to be funded under a revolving credit facility at Closing) or (y) impose new or additional conditions or otherwise amend or expand any conditions to the receipt of the Debt Financing that would reasonably be expected to (1) expand the conditions precedent or contingencies to the funding at Closing in a manner that would be reasonably likely to make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or prevent or delay the consummation of the transactions contemplated by this Agreement, or (2) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments or to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby (provided that, for the avoidance of doubt, Parent and Merger Sub may replace or amend the Debt Financing Letter to add additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the representations set forth in Section 4.7 shall be true and correct giving effect to such replacement or amendment and the addition of such parties, individually or in the aggregate, would not reasonably be expected to (1) prevent or delay or impair the availability of the financing under the Debt Financing Letter, make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or prevent or delay the consummation of the transactions contemplated by this Agreement, or (2) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments or to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby). Each of Parent and Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Debt Fee Letter), including (i) using its commercially reasonable efforts to (w) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof, (x) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein, (y) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions applicable to Parent in such definitive agreements and (z) consummate the Financing at the Closing, subject to the conditions herein, and (ii) at the request of the Stockholder Representative or the Company, but subject to Section 12.9, fully enforcing the Limited Guarantors’ obligations (and the rights of Parent and the Company) under the Equity Financing Letters, including by filing one or more lawsuits against the Limited Guarantors to fully enforce the Limited Guarantors’ obligations (and the rights of Parent and the Company) thereunder. Parent shall keep the Company and the Stockholder Representative informed on a current basis in reasonable detail of the status of its efforts to obtain and consummate the Financing (including by providing draft agreements and being available for discussion of the status of any such draft agreements, in each case to the extent requested). Upon any such amendment, replacement, supplement or modification of the Equity Financing Letters or Debt Financing Letter in accordance with this Section 5.2(a), the terms “Equity Financing Letters” and “Debt Financing Letter” shall mean the Equity Financing Letters and Debt Financing Letter, respectively, as so amended, replaced, supplemented or modified in accordance with this Section 5.2(a).

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Debt Fee Letter) for any reason, Parent, Merger Sub and the Company shall cooperate and use commercially reasonable efforts to obtain, as promptly as practicable but in any event no later than the Closing Date, financing from alternative sources

(the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement and that in any event (i) are not subject to any conditions to funding the Financing other than those contained in the Financing Commitments in effect as of the date hereof, and (ii) do not contain any additional terms that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement, including entering into definitive agreements with respect thereto. In the event that Alternative Financing is arranged in accordance with this Section 5.2(b), the term “Financing Commitments” shall mean the commitment letters for such Alternative Financing (as amended, replaced, supplemented or modified in accordance with Section 5.2(a)). In the event that Alternative Financing shall be obtained pursuant to this Section 5.2(b), the parties shall comply with the covenants in Section 5.2(a) with respect to such Alternative Financing mutatis mutandis. Parent shall furnish correct and complete copies of all definitive agreements relating to the Alternative Financing to the Company and the Stockholder Representative promptly upon their execution. Parent shall keep the Company and the Stockholder Representative informed on a current basis in reasonable detail of the status of its efforts to obtain and consummate the Alternative Financing.

(c) The Company, to the extent Parent and Merger Sub may reasonably request in connection with the Debt Financing, shall use its commercially reasonable efforts to cause its subsidiaries and its and their respective Representatives to provide cooperation that is reasonably requested by Parent in connection with the syndication of the Debt Financing, which for purposes of this Section 5.2(c) shall be deemed to include the offering of the Holdco Notes contemplated in the Debt Financing Letter, including:

(i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective Financing Sources, investors and ratings agencies, and reasonably cooperating with the marketing efforts of the Parent and its Financing Sources, in each case in connection with the Debt Financing;

(ii) furnishing the Parent and its Financing Sources as promptly as practicable with financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by the Parent, including all financial statements and financial and other data of the type customarily (A) included in a bank information memorandum (including pro forma financial information) and (B) included in a registered offering of debt securities by Regulation S-X and Regulation S-K under the Securities Act (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-X Item 402(b), but would include customary disclosure of certain guarantor and non-guarantor information) and of the type or the type and form that are customarily included in a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act (subject to customary exceptions) (the “Required Information”) and any other pertinent information regarding the Company and its subsidiaries as may reasonably be requested in writing by Parent; provided, that Parent shall be responsible for timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information requested by Parent to be delivered by the Company (excluding any information that would customarily be prepared with the cooperation of the Company);

(iii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including, to the extent necessary, a bank information memorandum that does not include material non-public information), prospectuses and similar documents required in connection with the Debt Financing;

(iv) executing and delivering any pledge and security documents and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents (in each case, subject to the occurrence of the Closing) as may reasonably be requested by the Parent in connection with the Debt Financing;

(v) obtaining a certificate of the chief financial officer of the Company with respect to solvency matters in the form attached as Annex I to Exhibit D to the Debt Financing Letter; provided, that no officer of the Company shall be required to provide a certification that is not factually accurate, and customary authorization letters with respect to the bank information memoranda from a senior officer of the Company and using commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing;

(vi) using commercially reasonable efforts to obtain customary accountants’ comfort letters, accountants’ consents, surveys and title insurance at the expense of and as reasonably requested by the Parent on behalf of its Financing Sources;

(vii) taking all reasonable actions, subject to the occurrence of the Closing, necessary to permit the consummation of such Debt Financing and to permit the proceeds thereof to be made available to the Company, including entering into one or more credit agreements, indentures and/or other instruments on terms satisfactory to the Parent in connection with the Debt Financing immediately prior to (and conditioned upon the occurrence of) the Effective Time to the extent direct borrowings or debt incurrence by the Company is contemplated in the Financing Commitment at the Effective Time; and

(viii) at least three (3) days prior to the Closing, providing all reasonably available documentation and other reasonably available information about the Company and each of its subsidiaries as is reasonably requested in writing by the Debt Financing Sources at least five (5) days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act in order to satisfy the conditions set forth in paragraph 10 of the Debt Financing Letter.

Notwithstanding anything in this Agreement to the contrary, (x) neither the Company nor any of the Company’s subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (or Alternative Financing) unless and until the Closing occurs, or (3) incur any other liability in connection with the Financing (or any Alternative Financing) unless and until the Closing occurs, and (y) no person that is a director or officer of the Company or any of its subsidiaries shall be required to take any action in such capacity that would result in personal liability with respect to the Financing prior to the Closing. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 8.2(b), as applied to the Company’s obligations under this Section 5.2(c), shall be deemed to be satisfied unless the financing contemplated by the Debt Financing Letter has not been obtained as a direct result of the Company’s failure to undertake commercially reasonable efforts with respect to its obligations under this Section 5.2(c), taken as a whole.

(d) Parent shall give the Company and the Stockholder Representative prompt written notice of (i) any material breach by any party of any term or condition of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 5.2) of which Parent, the Stockholder Representative or the Company becomes aware, (ii) any termination of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with this Section 5.2) or (iii) any condition precedent of the Financing (or any Alternative Financing obtained in accordance with this Section 5.2), which Parent, the Stockholder Representative or the Company has any reason to believe will not be satisfied at the Closing Date.

5.3 Treatment of Existing Indebtedness. The Company shall use its commercially reasonable efforts to assist Parent in obtaining, at Parent’s expense, as soon as possible after the date of this Agreement, a fully executed copy of an amendment or waiver of that certain Amended and Restated Credit Agreement, dated February 10, 2011 (as amended from time to time, the “Credit Agreement”), among the Company, Trans Union LLC, the guarantors party thereto, Deutsche Bank Trust Company Americas, as administrative and collateral agent, Deutsche Bank Trust Company Americas, as L/C issuer and swing line lender, the other lenders party thereto, Bank of America, N.A., as syndication agent, Credit Suisse Securities (USA) LLC and SunTrust Bank as TL documentation agents, U.S. Bank National Association, as RC documentation agent, the Governor and Company of The Bank Of Ireland, as senior managing agent and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner and Smith and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners, which amends or waives the “change of control” provisions set forth therein to permit the transactions contemplated hereby, such amendment or waiver to be effective at or prior to the Effective Time (it being understood and agreed that such amendment and waiver may include such other terms as Parent and the requisite lenders under such credit agreement shall agree so long as such amendments and waivers (other than the “Change of Control” waiver or amendment) shall not become effective prior to the Effective Time). To the extent the foregoing amendment or waiver is not obtained on or prior to the date that is fifteen (15) days after the date hereof, the Company shall use its commercially reasonable efforts to, and to cause its subsidiaries to, negotiate a payoff letter from the agent under the Credit Agreement, in customary form, and which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to the Credit Agreement as of the Closing Date (the “Debt Payoff Amount”), and (ii) state that all Liens in connection therewith relating to the assets of the Company or its subsidiaries shall be, upon the payment of the Debt Payoff Amount on the Closing Date, released (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Company shall use its commercially reasonable efforts to, and to cause its subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent and Merger Sub to facilitate the termination of any commitments under the Credit Agreement, the repayment in full of all obligations then outstanding thereunder (using funds provided by Parent) and the release of all Liens in connection therewith on the Closing Date or as soon as reasonably practicable thereafter (such termination, repayment and release, the “Credit Agreement Termination”); provided, that in no event shall this Section 5.3 require the Company or any of its subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and Parent shall have provided to the Company funds to repay in full all obligations under the Credit Agreement. Concurrently with the Closing, Parent shall pay to the agent under the Company Credit Agreement all amounts required pursuant to the terms of the Credit Agreement and specified in the Payoff Letter to effect the Credit Agreement Termination.

5.4 Senior Notes.

(a) The Company shall use its commercially reasonable efforts to commence, as promptly as practicable on or after the date hereof and following receipt of written instructions from Parent, a consent solicitation with respect to a modification of the definition of “Investors” in the Indenture, dated June 15, 2010 (the “Indenture”), among Trans Union LLC (“Trans Union LLC”), TransUnion Financing Corporation (together with Trans Union LLC, the “Issuers”), the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee, governing the 11 3/8% Senior Notes due 2018 (the “Senior Notes”) of the Issuers, the primary effect of which will be that the Trans Union LLC shall not be required to offer to purchase the Senior Notes after consummation of the Merger (or as may otherwise be reasonably determined by Parent for the purpose of facilitating the transactions contemplated hereby), and upon termination of such consent solicitation, upon receipt of written instructions from Parent, such other consent solicitation relating to the Senior Notes reasonably requested by Parent for the purpose of facilitating the transactions contemplated hereby (each, a “Consent Solicitation”). Any Consent Solicitation will contain such customary terms and conditions as are reasonably determined by Parent; provided that (i) this Agreement shall have not been terminated in accordance with Section 10.1 and (ii) either the Company shall have received from Parent all necessary and appropriate documentation in connection with the Consent Solicitation, including the consent solicitation statement, consent forms and other related documents (collectively, the “Solicitation Documents”), which shall be in form and substance reasonably satisfactory to the Company, or, at Parent’s request, the Company shall prepare, or cause to be prepared, such Solicitation Documents, as described in Section 5.4(c) below. The Company shall waive any of the conditions relating to any Consent Solicitation, as applicable, as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to any Consent Solicitation or make any changes to any Consent Solicitation other than as agreed between Parent and the Company. The Company shall use its commercially reasonable efforts to promptly make any change to the terms and conditions of any Consent Solicitation reasonably requested by Parent.

Notwithstanding the foregoing, any proposed amendments to the Indenture contemplated by the Consent Solicitation shall revert to the form in effect prior to the effectiveness of any proposed amendments and be of no further effect if the Closing does not occur.

(b) The Company agrees that, promptly following any consent expiration date, assuming the requisite consents are received and conditions set forth in the Indenture have been satisfied, the Company shall cause each of its subsidiaries that is party to the Indenture as is necessary to execute a supplemental indenture to the Indenture, which supplemental indenture shall implement the amendments set forth in the Solicitation Documents and shall become operative upon the Effective Time. Concurrent with the Effective Time, Parent shall cause the Company to pay for consents validly delivered and not revoked in accordance with the Consent Solicitation, it being understood that all such payments shall be subject to the reimbursement provisions of Section 5.5 if such payments are made.

(c) Promptly after the date of this Agreement and subject to the reimbursement provisions of Section 5.5, Parent shall prepare, or shall request the Company to prepare, the Solicitation Documents. Parent and the Company shall, and shall cause their respective subsidiaries to, reasonably cooperate with each other in the preparation of the Solicitation Documents and other customary documentation. Any Solicitation Documents (including all amendments or supplements thereto) and all mailings to the holders of the Senior Notes in connection with any Consent Solicitation shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable in form and substance to each of them. If at any time prior to the completion of a Consent Solicitation any information in the Solicitation Documents should be discovered by the Company and its subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Solicitation Documents, as applicable, so that they shall not contain any untrue statements of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party in writing, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of the Company to the holders of the Senior Notes. Notwithstanding anything to the contrary in this Section 5.4, the Company shall comply with any Applicable Law in connection with a Consent Solicitation. To the extent that the provisions of any Applicable Law conflict with this Section 5.4, the Company shall comply with the Applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(d) In connection with any Consent Solicitation, Parent may select one or more solicitation agents, information agents and other agents to provide assistance in connection therewith and the Company shall, and shall cause its subsidiaries to, enter into usual and customary agreements (including usual and customary indemnities) with such parties so selected and on terms and conditions reasonably acceptable to Parent. Parent shall provide, or cause to be provided, the requisite amount of funds to the Company for all payments to holders of Senior Notes in respect of any consents validly delivered and not revoked in accordance with the Consent Solicitation.

(e) Following the Closing, if requisite consents in the Consent Solicitation have not been obtained and a Change of Control (as defined in the Indenture) has occurred, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) comply with the requirements under the Indenture relating to an offer to purchase or redeem the outstanding Senior Notes as a result of the consummation of the transactions contemplated hereby.

(f) Notwithstanding anything to the contrary herein, it is expressly agreed by the parties hereto that the failure to obtain the consent of the holders of the Senior Notes in connection with any Consent Solicitation shall not be deemed to be a breach by the Company under this Agreement so long as the Company has complied with its obligations pursuant to this Section 5.4.

(g) The Company shall use its commercially reasonable efforts to commence, as promptly as practicable following receipt of written instructions from Parent, one or more offers to purchase the Senior Notes (an “Offer”). At the election of Parent, the Offer will (i) comply with the provisions of Section 4.14 of the Indenture and/or (ii) contain such customary terms and conditions as are reasonably determined by Parent; provided that (i) this Agreement shall have not been terminated in accordance with Section 10.1 and (ii) either the Company shall have received from Parent all necessary and appropriate documentation in connection with the Offer, including an offer to purchase or change of control notice, as applicable, letters of transmittal and other related documents (collectively, the “Offer Documents”), which shall be in form and substance reasonably satisfactory to the Company, or, at Parent’s request, the Company shall prepare, or cause to be prepared, such Offer Documents. Subject to the terms of Section 4.14 of the Indenture, if applicable, the Offer shall be conducted in accordance with this Section 5.4, mutatis mutandis, and shall comply in all respects with Applicable Law. The consummation of any Offer shall be subject to the occurrence of the Closing. Parent shall provide, or cause to be provided, the requisite amount of funds to the Company for all payments to holders of Senior Notes in respect of any Notes purchased.

5.5 Limitations, Indemnity and Reimbursement.

(a) Nothing in this Article V shall require the Company to take any action to the extent it would, in the Company’s reasonable judgment, (i) unreasonably interfere with the business or operations of the Company or its subsidiaries taken as a whole or (ii) be reasonably likely to result in the waiver of any attorney-client privilege (the reasonable likelihood of such disclosure resulting in the waiver of attorney-client privilege having been determined in consultation with outside legal counsel) or the unauthorized disclosure of any trade secrets of third parties or violate any of their obligations with respect to confidentiality.

(b) Parent shall indemnify and hold harmless the Stockholders, the Stockholder Representative, the Company and its subsidiaries, and their respective officers, employees and other representatives, from and against any and all Losses suffered or incurred by any of them in connection with (i) the arrangement of the Financing and the utilization of any information in connection therewith, (ii) the amendment or waiver to the Credit Agreement or the Credit Agreement Termination or (iii) any Consent Solicitation and the Solicitation Documents; provided, however, that for purposes of this clause (iii), Parent shall not have any obligation to indemnify and hold harmless any such party or person to the extent that any such

Losses suffered or incurred arise from disclosure regarding the Company and its subsidiaries supplied in writing by such party or person for inclusion in the Solicitation Documents or included in any Company SEC Report that is incorporated by reference in the Solicitation Documents that is determined to have contained a material misstatement or omission.

(c) Parent shall reimburse the Company for any and all reasonable out-of-pocket costs and expenses incurred by the Company and its subsidiaries in connection with its compliance with Section 5.2(c), Section 5.3 and Section 5.4 (including reasonable fees and expenses of its counsel and the fees and expenses of any solicitation agent, information agent, dealer manager or other agent retained pursuant to the Company’s obligations hereunder) promptly following incurrence and upon receipt of the Company’s written request therefor.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Expenses. Except as specifically contemplated herein with respect to Transaction Expenses and the SR Fund, and subject to Sections 5.2, 5.3, 5.4, 6.5(b) and 10.2(b), whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

6.2 Publication/Distribution of Agreement. None of Parent, Merger Sub, the Company nor any of their respective affiliates shall publish, distribute or make any public statements with respect to this Agreement or the transactions contemplated hereby and thereby without the prior approval of the other parties, except as may be required (a) to obtain the consents and approvals, and to provide such notices, necessary to consummate the Merger and the other transactions contemplated by this Agreement, or (b) by law, rule or regulation applicable to Parent, Merger Sub, the Company or any of their respective affiliates, including the Exchange Act and the rules and regulations promulgated thereunder, or the rules or regulations of any stock exchange or national market system.

6.3 Notification of Certain Matters. If (a) any event occurs which would be reasonably likely to cause a breach of any representation or warranty contained in this Agreement on or prior to the Closing Date, (b) there is any material failure of the Company or its subsidiaries, on the one hand, or Parent or Merger Sub, on the other hand, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder, (c) any party hereto receives any notice or other communication from (i) any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement or (ii) any Governmental Entity in connection with the transactions contemplated by this Agreement or (d) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the Company or to the knowledge of Parent or Merger Sub, as applicable, threatened against, relating to or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or that relate to the consummation of the transactions contemplated by this Agreement, then Parent or the Company, as applicable, may give written notice thereof to the other party; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

6.4 Access to Information; Confidentiality.

(a) Prior to the Closing, upon reasonable prior written notice and subject to Applicable Laws relating to the exchange of information (it being agreed that the Company shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which such laws apply), the Company shall, and shall cause each of the Company’s subsidiaries to, afford to the Representatives of Parent and Merger Sub, during normal business hours and in a manner as to not interfere with the normal operation of the Company and its subsidiaries during the period prior to the Closing Date, reasonable access to the Company’s and each of its subsidiaries’ properties, books, contracts, commitments and records, internal audit and compliance reports, and to their officers, accountants, counsel and other representatives and, during such period, the Company shall, and shall cause its subsidiaries to, make available to Parent and Merger Sub all information concerning their businesses, properties and personnel as Parent and Merger Sub may reasonably request to effect the consummation of the transactions contemplated by this Agreement, including, as may be requested by Parent, reasonable documentation in support of the estimates set forth in the Closing Funds Certificate to be delivered as contemplated by Section 8.2(d); provided, however, that neither Parent nor Merger Sub shall perform, or request or cause to be performed, intrusive soil or groundwater sampling at any property of the Company or its subsidiaries without the prior written consent of the Company. No investigation by Parent or other information received by Parent shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company hereunder. The foregoing shall not require the Company or any of its subsidiaries to permit any inspection, or to disclose any information, that in their reasonable judgment is reasonably likely to result in the waiver of any attorney-client privilege (the reasonable likelihood of any such disclosure resulting in the waiver of attorney-client privilege having been determined in consultation with outside legal counsel) or the disclosure of any trade secrets of third parties if the Company or its subsidiary, as the case may be, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure. The Company shall have the right to have one or more of its Representatives present at all times during any such reviews, examinations or discussions. Prior to the Closing, without the prior written consent of the Company, neither Parent nor Merger Sub shall, and Parent and Merger Sub shall cause their Representatives not to, contact any customers, suppliers or competitors of the Company or its subsidiaries outside of the ordinary course of business of Parent or Merger Sub regarding the business, operations or prospects of the Company or regarding this Agreement or the transactions contemplated hereby.

(b) Prior to the Closing, (i) any information provided to or obtained by Parent or Merger Sub pursuant to this Section 6.4 or any other provision of this Agreement will be subject to the terms of the Confidentiality Agreement and must be held by Parent and Merger Sub in accordance with and be subject to the terms and conditions of the Confidentiality Agreement and (ii) each of Parent and Merger Sub agree to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.

(c) Except as otherwise set forth in Section 7.3, subject to entering into a confidentiality agreement with the Company that is reasonably acceptable to the Company and such Stockholders from and after the Closing, in connection with any reasonable business purpose relating to the Stockholders’ ownership of the capital stock of the Company or their, or any of their affiliates’, status as a current or former officer, manager or stockholder of the Company or any of its subsidiaries (including preparation of governmental or regulatory reporting obligations, or the resolution of any claims made against or incurred by the Stockholders in respect of periods prior to the Closing), for a period of six (6) years (or such longer period as may be required by Applicable Laws) after the Closing, Parent shall cause the Surviving Corporation and its subsidiaries to (i) retain the books and records relating to the Surviving Corporation and its subsidiaries with respect to periods prior to the Closing in a manner reasonably consistent with the prior practice of the Company and its subsidiaries, and (ii) upon reasonable advance notice and subject to Applicable Laws relating to the exchange of information (it being agreed that Parent shall cause the Surviving Corporation and its subsidiaries to make reasonable and appropriate substitute disclosure arrangements under circumstances in which such laws apply), Parent and the Surviving Corporation shall, and shall cause each of the Surviving Corporation’s subsidiaries to, afford to the Stockholders and their respective Representatives and the Stockholder Representative, during normal business hours and in manner so as not to interfere with the normal operation of the Surviving Corporation or its subsidiaries following the Closing Date, reasonable access to the Surviving Corporation’s and each of its subsidiaries’ properties, books, contracts, commitments and records, and to their officers, employees, accountants, counsel and other representatives and, during such period, the Surviving Corporation shall, and shall cause its subsidiaries to, make available to the Stockholders and the Stockholder Representative all information concerning their businesses, properties and personnel as they may reasonably request.

(d) For record-keeping and dispute resolution purposes only, the MDP Stockholder and Other Stockholders may retain (i) one (1) copy of the materials included in the data room organized by the MDP Stockholder and Other Stockholders or as provided separately to Parent, each in connection with the transactions contemplated by this Agreement, together with a copy of all documents referred to in such materials, (ii) all internal correspondence and memoranda, valuations, investment banking presentations and bids received from others in connection with the transactions contemplated by this Agreement, and (iii) a copy of all financial information and all other accounting records prepared or used in connection with the preparation of the Financial Statements.

6.5 Consents; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, and shall cause their respective subsidiaries to, use their respective reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with (and, as necessary, to vacate any restraints or prohibitions under) all Applicable Laws and other legal requirements that may be imposed on such parties or their affiliates with respect to the transactions contemplated hereby and, subject to the conditions set forth in Article 8 hereof, to consummate the transactions contemplated hereby as promptly as practicable, and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by them or any of their respective subsidiaries in connection with the transactions contemplated hereby, and to comply with the terms and conditions of any such consent, authorization, order or approval; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (and in no event shall any party be deemed to be obligated under this Agreement to undertake any of the following) (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby, or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Company’s subsidiaries or any of their respective affiliates’ businesses, assets or properties.

(b) Without limitation of the foregoing, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, undertakes and agrees to file as soon as practicable, but in all cases, within ten (10) Business Days following the date hereof (except that the requirement to make such filings within ten (10) Business Days shall not apply to (a) any filing with the European Commission (other than the Form CO, which the parties agree to file with the European Commission in draft form within the ten (10) Business Day period) or (b) any required notification to the antitrust authorities in Brazil, which shall instead be filed within the statutory deadline of fifteen (15) Business Days following the date hereof), (i) a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”), and (ii) such other filings with any other Governmental Entities as may be required under any applicable foreign antitrust, competition or trade regulation law, as set forth in Schedule 6.5. Each of Parent, Merger Sub and the Company, as applicable, shall (x) respond as promptly as practicable to any inquiries or requests for additional information or documentation received from the FTC, the Antitrust Division or any other Governmental Entity, and (y) not extend any waiting period under the HSR Act or any foreign antitrust, competition or trade regulation law or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Subject to the provision set forth in Section 6.5(a), each of Parent and Merger Sub shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any antitrust, competition or trade regulation law or that may be asserted by the FTC, the Antitrust Division or any other Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur prior to the Outside Date.

(c) Each party shall promptly furnish to the other and the Stockholder Representative copies of any notices or written communications received by Parent or any of its affiliates from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement, and such party shall permit counsel to the other party and the Stockholder Representative an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its affiliates to any third party or any Governmental Entity, including the FTC and Antitrust Division, concerning the transactions contemplated by this Agreement. Each party agrees to provide the other party, the Stockholder Representative and their counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any third party or Governmental Entity, including the FTC and Antitrust Division, on the other hand, concerning or in connection with the transactions contemplated hereby.

(d) In no event shall the Company or any of its subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the transactions contemplated hereby. Notwithstanding the foregoing, to the extent that any such expenses are paid by the Company or any of its subsidiaries, none of such amounts shall be Transaction Expenses.

6.6 Employee Benefits.

(a) Parent agrees that for a period beginning on the Closing Date and ending on December 13, 2013 (the “Benefit Protection Period”), it shall provide, or cause the Surviving Corporation to provide, compensation and benefits (other than equity-based compensation) to each individual who is employed by the Company or any of its subsidiaries as of the Closing (each, a “Company Employee”) under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Parent or any affiliate of Parent that are substantially comparable in the aggregate to the compensation and benefits (other than equity-based compensation) provided to such Company Employee under the Company Benefit Plans immediately prior to the Closing; provided, however, that, after December 31, 2012, such compensation and benefits shall be subject to review and reasonable adjustment by the Board of Directors of the Surviving Corporation following consultation with, and after due consideration of input from, the Chief Executive Officer of the Surviving Corporation.

(b) Without limiting the generality of Section 6.6(a), from and after the Closing, Parent shall cause the Surviving Corporation to honor and continue without amendment during the Benefit Protection Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any Company Employee), in each case, as in effect on the Closing, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or as consented to by the parties thereto.

(c) Without limiting the generality of Section 6.6(a), the Surviving Corporation and its subsidiaries shall be permitted to make payments to Company Employees pursuant to annual cash incentive plans with respect to the annual performance period in which the Closing occurs upon the terms and conditions of such plans as in effect on the date hereof.

(d) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or its affiliates, including the Surviving Corporation (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, vesting and benefit accruals (other than accruals under any defined benefit pension plans) each Company Employee’s service with the Company or any of the Company’s subsidiaries (as well as service with any predecessor employer of the Company or any of the Company’s subsidiaries, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent and its affiliates, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e) Parent shall, or shall cause its affiliates, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its affiliates in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Closing. Parent shall, or shall cause its affiliates, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Closing.

(f) To the extent that (1) any Covered Person would be entitled to any payment or benefit in connection with the transactions contemplated by this Agreement and (2) such payment or benefit would potentially constitute a “parachute payment” under Section 280G of the Code, the Company shall, prior to Closing:

(i) use its commercially reasonable efforts to obtain a binding written waiver by such Covered Person of any such portion of such parachute payment as exceeds 2.99 times of such Covered Person’s “base amount” within the meaning of Section 280G(b)(3) of the Code (collectively, the “Excess Parachute Payments”) to the extent such excess is not subsequently approved pursuant to a Stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code (the “280G Stockholder Approval Requirements”);

(ii) use its commercially reasonable efforts to obtain Stockholder approval that satisfies the 280G Stockholder Approval Requirements in respect of the Excess Parachute Payments payable to all such Covered Persons;

(iii) provide to the Stockholders all required disclosure under Section 280G(b)(5)(B)(ii) of the Code and provide Parent and its counsel a reasonable opportunity to review and comment on such disclosure before it is distributed to the Stockholders; and

(iv) hold a vote of the Stockholders in a manner that is intended to satisfy the 280G Stockholder Approval Requirements.

(g) Without limiting the generality of the second sentence of Section 12.6, nothing in this Section 6.6, express or implied, is intended to or shall confer upon any other person, including any Company Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 6.6 shall constitute an amendment of, or an undertaking to amend, any Company Benefit Plan or any employee benefit plan or compensation arrangement of Parent or any affiliate of Parent. Nothing herein shall create any obligation on the part of Parent or the Company or any of its subsidiaries to continue to employ any Company Employee for any definite period of time following the Closing.

6.7 Directors’ and Officers’ Indemnification.

(a) The provisions of the constituent documents of the Company and its subsidiaries concerning the elimination of liability and indemnification of directors and/or other persons shall not be amended in any manner that would adversely affect the rights thereunder of any person that is as of the date hereof or the Effective Time covered as an indemnitee under any such elimination of liability or indemnification provisions. In addition to the foregoing, from and after the Effective Time for a period of six (6) years, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless (or caused to be indemnified and held harmless), to the maximum extent permitted by Applicable Law, each person who is, or at the Closing Date will be, a current or former director, employee, agent or officer of the Company (the “D&O Indemnitees”) against all Losses arising out of or pertaining to acts or omissions (or alleged acts or omissions) of the D&O Indemnitees, or any of them, in their capacities as such on or prior to Closing. To the maximum extent permitted by Applicable Law, the indemnification and related rights hereunder shall be mandatory rather than permissive, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) promptly advance expenses in connection with such indemnification to the extent permitted under Applicable Law.

(b) Effective upon the Closing, Parent and the Surviving Corporation, and each of their respective affiliates, Representatives, successors and assigns (which, for the avoidance of doubt, shall not include the stockholders of the Company immediately prior to the Closing) (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged the individuals set forth on Schedule 6.7(b) (collectively, the “Released Parties”) of and from any and all claims which the Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter can, shall or may have, against the Released Parties, or any of them, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date (the “Released Claims”); provided, however, that no such release is granted to any Released Party for an intentional and knowing material violation of Applicable Law by such Released Party, or an intentional and knowing material breach by such Released Party of a Company policy. As of the Closing Date, Parent, on behalf of each of the Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel.

(c) As of the Closing Date, Parent, on behalf of each of the Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by Section 1542 of the California Civil Code (and any analogous law of any other state, locality, or other jurisdiction) with respect to the Released Claims and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542 which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(d) Parent, on behalf of each of the Releasing Parties, hereby represents, warrants and covenants to each Released Party that there has not been and will not be any assignment or other transfer of any right or interest in any claims that any Releasing Party ever had, has or may have against the Released Parties, and hereby agrees to indemnify and hold each Released Party harmless from any claims and Losses directly or indirectly incurred by any of the Released Parties as a result of any person asserting any right or interest pursuant to any such purported assignment or transfer of any such right or interest.

(e) Parent, on behalf of each of the Releasing Parties, hereby agrees that if any Releasing Party hereafter commences, joins in or in any manner seeks relief through any suit arising out of, based upon or relating to any of the claims released hereunder, or in any manner asserts against any Released Party any of the claims released hereunder, then such Releasing Parties will pay to such Released Party, in addition to any other Losses, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or claims.

(f) For a period of six (6) years from and after the Closing Date, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to and the Surviving Corporation shall cause its subsidiaries to) procure and maintain in effect with respect to all periods prior to the Closing Date, directors’ and officers’ liability insurance covering those present and former officers and directors of the Company and those present and former officers, directors and managers of the subsidiaries who are currently covered by directors’ and officers’ liability insurance policies on terms no less favorable in the aggregate than the terms of such current insurance coverage with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that (i) if any claim is asserted or made within such six-year period, such insurance shall be continued in respect of such claim until the final disposition thereof, (ii) in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the current annual premium, which amount is set forth in Schedule 6.7(f) and (iii) if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(g) The provisions of this Section 6.7 are (i) intended to be for the benefit of, and shall be enforceable by, each person released or entitled to indemnification, or other benefit hereunder, and each such person’s heirs, representatives, successors or assigns, it being expressly agreed that such persons shall be third party beneficiaries of this Section 6.7, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such person may have by contract or otherwise. The Surviving Corporation shall not (and Parent shall cause the Surviving Corporation not to) (x) amend the provisions of this Section 6.7 in a manner that would adversely affect any such third party beneficiary without the prior written consent of such third party beneficiary, or (y) following the Closing, enter into, or permit any of its affiliates to enter into, any merger, consolidation or other transaction unless Parent shall have ensured that the surviving or resulting entity will assume the obligations imposed by this Section 6.7. With respect to any claim by a third party beneficiary under this Section 6.7, no Releasing Party may assert by way of defense, set-off or counterclaim, any claim against, or Losses owing by, the Stockholders or another third party beneficiary.

(h) The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by the Stockholder Representative or any Released Party or D&O Indemnitee to implement the provisions of this Section 6.7.

6.8 Intercompany Accounts. All intercompany accounts between the Company or its subsidiaries, on the one hand, and the Stockholders or their affiliates, on the other hand, as of the Closing shall be settled (irrespective of the terms of payment of such intercompany accounts) in the manner provided in this Section 6.8, other than, in each case, any such intercompany accounts with portfolio companies or similarly-held investments of the Stockholders and their affiliates that constitute ordinary course business dealings with the Company or its subsidiaries. At least five (5) Business Days prior to the Closing, the Company shall prepare and deliver to Parent a statement setting out in reasonable detail the calculation of all such intercompany account balances based upon the latest available financial information as of such date and, to the extent requested by Parent, provide Parent with supporting documentation to verify the underlying intercompany charges and transactions. All such intercompany account balances shall be paid in full in cash prior to the Closing (and, to the extent that any such amounts owed by the Company or any of its subsidiaries to any Stockholder or any affiliate thereof are not paid on or prior to Closing, all such unpaid amounts shall be deemed cancelled effective as of the Closing). In addition, all other Contracts between or among any Stockholder or any of their respective affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand, shall be hereby deemed terminated as of the Closing Date. Notwithstanding any provision in this Section 6.8 to the contrary, this Section 6.8 shall not apply to accounts or Contracts arising in the ordinary course of the Company’s or the counterparty’s business as a result of any arms’ length customer, user, supplier or similar relationship.

6.9 No Solicitation; Other Offers. After the execution and delivery of the Written Consent by the Required Holders to the Company, neither the Company nor any of its subsidiaries shall, nor shall the Company or any of its subsidiaries authorize or permit any of its or their officers or representatives to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries or (iv) enter into any agreement, letter or intent, memorandum or understanding or term sheet with respect to an Acquisition Proposal.

6.10 Closing Cash. The Company agrees that, as of the Closing, Closing Cash shall be greater than or equal to $15,000,000.

ARTICLE 7

TAX MATTERS

7.1 Filing of Tax Returns.

(a) Parent shall prepare or cause the Company to prepare, in a manner consistent with past practices (except as required by Applicable Law), and file or cause the Company to file, all Tax Returns for the Company and its subsidiaries which are required to be filed after the Closing Date. Parent and the Company shall deliver substantially final drafts of such Tax Returns described in the preceding sentence that cover Pre-Closing Tax Periods (including, for the avoidance of doubt, any Straddle Period) to the Stockholder Representative at least fourteen (14) days prior to filing such Tax Returns to permit the Stockholder Representative to review and comment on each such Tax Return. Notwithstanding any other provision of this Agreement, Parent, the Company and the Stockholder Representative agree that the Transaction Tax Deductions shall be taken into account as losses or deductions in Pre-Closing Tax Periods, and Parent and the Company agree to prepare the Tax Returns described in this Section 7.1(a) in a manner consistent with such intent.

(b) The Specified Tax Refund shall be for the account of the PFBI Stockholders. If the Specified Tax Refund (or portion thereof) is received prior to the Closing Date, the Company shall be permitted to pay such amount to the PFBI Stockholders, notwithstanding any other provision of this Agreement. If the Specified Tax Refund (or portion thereof) is received on or after the Closing Date, Parent shall cause the Surviving Corporation to pay the net amount of such refund to the Stockholder Representative for distribution to each PFBI Stockholder in amounts equal to such PFBI Stockholder’s proportionate share of such refund within fifteen (15) Business Days of the receipt thereof. Any payment of the Specified Tax Refund (or portion thereof) made pursuant to this Section 7.1(b) shall be made net of (i) any costs associated with obtaining such refund, (ii) any Tax required to be withheld on such payment, and (iii) any Taxes imposed on the Company or its subsidiaries as a result of such refund. The amount or economic benefit of any other Tax refunds, credits, or reduction in assessed Taxes of the Company or its subsidiaries arising out of or related to any Pre-Closing Tax Period shall be for the account of Parent.

7.2 Straddle Periods. In the case of a Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Company and its subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (to the extent reasonably practicable taking into account the Company’s accounting systems, and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company and its subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

7.3 Cooperation. Parent, the Company and its subsidiaries and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns pursuant to Section 7.1 and any audit, litigation or other proceeding with respect to Taxes (including any Tax Claim). Such cooperation shall include the retention and (upon the other’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to execute Tax Returns and to provide additional information and explanation of any material provided hereunder. Parent, Company and its subsidiaries, and the Stockholder Representative agree (a) to retain all books and records with respect to Tax matters pertinent to the Company and its subsidiaries relating to any taxable period beginning before the Closing Date until thirty (30) days after the expiration of the statute of limitations (and, to the extent notified by Parent or the Stockholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, (b) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, Company and its subsidiaries or the Stockholder Representative, as the case may be, shall allow the other party to take possession of such books and records, and (c) to notify the other party in writing within fifteen (15) days of receipt from any Governmental Entity of notice of any audit, inquiry, examination, demand or proceeding which may affect such other party.

7.4 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne equally by Parent and the Stockholders. Parent will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, Stockholders will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation. The costs and expenses associated with the preparation and filing of such Tax Returns and other documentation shall be borne equally by Parent and the Stockholders.

7.5 Tax Indemnification.

(a) From and after the Closing, each Stockholder hereby indemnifies Parent and Merger Sub and their respective officers, directors, agents, employees, successors and assigns (collectively, the “Parent Tax Indemnitees”) against and agrees to hold each Parent Tax Indemnitee harmless from any Covered Tax and any liabilities, costs, expenses (including, reasonable out-of-pocket expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Covered Tax (together, a “Tax Loss”). Notwithstanding the provisions of this Section 7.5, (i) in no event shall the amount to be paid by the MDP Stockholder to the Parent Tax Indemnitees in respect of a claim for indemnification pursuant to this Section 7.5 exceed the MDP Stockholder’s Pro Rata Portion of such claim, and (ii) in no event shall the aggregate amount to be paid by the Other Stockholders to the Parent Tax Indemnitees in respect of a claim for indemnification pursuant to this Section 7.5 exceed the Other Stockholders’ aggregate Pro Rata Portion of such claim. The obligations of the Stockholders under this Section 7.5 shall survive until the Second Anniversary Date, after which time no claim for indemnification not theretofore asserted may be brought in respect of any Tax Loss.

(b) If the Company or any of its subsidiaries is required by Applicable Law to pay an amount to a Taxing Authority that would constitute a Tax Loss in connection with but prior to the resolution of a suit, action or proceeding described in Section 7.6, (i) the MDP Stockholder shall pay its Pro Rata Portion of such amount and (ii) the Stockholder Representative shall cause the Indemnity Escrow Agent to release the Other Stockholders’ aggregate Pro Rata Portion of such amount, in each case, to Parent within ten (10) days of receipt of notice of the payment by Parent. In the event that Parent receives a partial or total refund of any such payment, Parent shall transfer the appropriate amounts to the Stockholder Representative and to the MDP Stockholder within ten (10) days of receipt.

(c) Any claim of any Parent Tax Indemnitee under this Section 7.5 may be made and enforced by Parent on behalf of such Parent Tax Indemnitee.

(d) Any payment to the Parent Tax Indemnitees in respect of any claim for indemnification properly asserted by the Parent Tax Indemnitees under this Section 7.5 shall be paid in the manner provided in Section 9.6.

7.6 Contest of Tax Claims.

(a) If an audit, examination, inquiry or other claim shall be made by any Governmental Entity, which could result in the Stockholders having any liability under Section 7.5 (a “Tax Claim”), Parent shall notify the Stockholder Representative promptly of such Tax Claim in writing; provided, however, that the failure to give such notice shall not affect the obligation of the Stockholders hereunder, except to the extent the Stockholders have actually been prejudiced as a result of such failure.

(b) With respect to any Tax Claim relating to a Pre-Closing Tax Period, Parent shall control all proceedings and may make all decisions taken in connection with such Tax Claim, including all decisions to grant or deny any waiver or extension of the applicable statute of limitations or to settle or compromise such Tax Claim, provided that (i) the Stockholder Representative may, at its election and own expense, advise and consult with Parent in connection with, and participate in the conduct of, such Tax Claim and (ii) Parent shall not settle, resolve or close any Tax Claim without the written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. In furtherance of the foregoing, Parent shall (A) provide the Stockholder Representative with copies of all correspondence, notice or other written materials received from any Governmental Entities, (B) keep the Stockholder Representative and its tax advisors advised of significant developments in the Tax Claim and of significant communications involving representatives of the Governmental Entities, (C) seek input from the Stockholder Representative prior to making any material submission (including responses to material information document requests) to any Governmental Entities, (D) execute appropriate powers of attorney in favor of the Stockholder Representative and its agents, and (E) at the request and expense of the Stockholder Representative, reasonably file protests or otherwise reasonably contest any proposed or asserted Tax deficiencies, including filing petitions for redetermination or prosecuting actions for refund in any court, and pursuing the appeal of any such actions.

(c) In the event of any conflict between the provisions of this Section 7.6 and any other section of this Agreement, this Section 7.6 shall control.

7.7 Tax Sharing Agreements. Other than the Tax Separation Agreement, dated as of January 1, 2005, by and among the Company, Marmon Holdings, Inc. and each of their respective direct and indirect subsidiaries (which shall continue in effect following the Closing), all Tax sharing and similar agreements with respect to or involving the Company or any of its subsidiaries, on the one hand, and any affiliate of the Stockholders (other than the Company or any of its subsidiaries), on the other hand, shall be terminated as of the Closing Date (other than (a) tax indemnification agreements entered into in connection with sales of assets or businesses, and (b) agreements entered into in the ordinary course of business, the primary subject matter of which is not Tax) and neither the Company nor any of its subsidiaries shall thereafter be bound thereby or have any liability thereunder.

7.8 Amended Returns. Parent, the Company and its subsidiaries shall not amend, refile or otherwise modify any income or other material Tax Return with respect to any Pre-Closing Tax Period without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld. For purposes of this Section 7.8, Stockholder Representative’s consent shall not be deemed to be unreasonably withheld if such amendment, filing, or modification results in Tax liability to the Stockholders.

7.9 Parent Actions. Except to the extent required by Applicable Law or pursuant to the consent of the Stockholder Representative, in no event shall the Stockholders be liable for any Tax Loss to the extent caused by or increased as a result of elections made or actions taken by Parent, any of its affiliates, the Company, or any of its subsidiaries after the Closing, including elections pursuant to Section 338 of the Code or Treasury Regulation Section 301.7701-3, or with respect to changes in any accounting policy, any tax reporting position or the length of any accounting period for Tax purposes.

ARTICLE 8

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation To Effect the Transactions. The respective obligation of each party to effect the Merger and consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Competition Clearances. The (i) applicable waiting period under the HSR Act shall have expired or been terminated, (ii) consent or similar clearance of the European Union Commission shall have been obtained and shall be in effect, (iii) applicable competition authority consent or similar clearance in South Africa shall have been obtained and shall be in effect and (iv) to the extent applicable, applicable competition authority consent or similar clearance in the Peoples Republic of China shall have been obtained and shall be in effect.

(b) No Injunctions or Restraints. Except for matters that would cause a failure of the conditions otherwise addressed in Section 8.1(a), no temporary restraining order, preliminary or permanent injunction or other order, judgment, decree, ruling or charge issued or entered by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition under Applicable Law prohibiting the consummation of the transactions contemplated hereby shall be in effect.

8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of the Company contained in Section 3.3 shall be true in all respects, other than such inaccuracies as are de minimis to the equity capitalization of the Company in the aggregate, (ii) the representations and warranties of the Company contained in Sections 3.1, 3.2 and 3.4 shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), and (iii) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (iii) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of the obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Indemnity Escrow Agreement. The Indemnity Escrow Agent and the Stockholder Representative, on behalf of the Other Stockholders, shall have executed and delivered to Parent the Indemnity Escrow Agreement.

(d) Closing Funds Certificate. The Company shall have delivered to Parent, at least two (2) Business Days prior to the anticipated Closing Date, a certificate (the “Closing Funds Certificate”) of the chief financial officer of the Company setting forth such officer’s good faith estimate (in accordance with the definitions hereof) of (i) Closing Cash, (ii) Closing Indebtedness, (iii) the Transaction Expenses, (iv) the Outstanding Fully-Diluted Share Number, (v) each Stockholder’s Pro Rata Portion of the SR Fund, (vi) each Other Stockholder’s Pro Rata Portion of the Indemnity Escrow Fund, (vii) the MDP Stockholder Payment Amount, (viii) each Other Stockholder’s Other Stockholder Payment Amount, (ix) each Option Holder’s Option Payment Amount, and (x) the Pre-Closing Equity Repurchase Costs, if any, in each case calculated in accordance with this Agreement and the Company Accounting Procedures. The Company shall provide reasonable documentation in support of the estimates set forth in the Closing Funds Certificate.

(e) FIRPTA Certificate. An officer of the Company shall have executed and delivered to Parent a certificate that satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3).

(f) Officer’s Certificate. An officer of the Company shall have executed and delivered to Parent a certificate certifying that the Company has satisfied the conditions set forth in Sections 8.2(a) and 8.2(b).

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby is further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of Parent contained in Sections 4.1, 4.2 and 4.3 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (ii) the other representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (ii) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects each of the obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Closing Payments. Parent shall have made (or shall have caused to be made) the payments required to be made pursuant to Section 2.3(a).

(d) Indemnity Escrow Agreement. The Indemnity Escrow Agent and Parent shall have executed and delivered to the Company the Indemnity Escrow Agreement.

(e) Officer’s Certificate. An officer of each of Parent and Merger Sub shall have executed and delivered to the Company a certificate certifying that each of Parent and Merger Sub has satisfied the conditions set forth in Sections 8.3(a) and 8.3(b).

8.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition to its obligation to consummate the transactions contemplated hereby set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to satisfy such condition.

ARTICLE 9

INDEMNIFICATION

9.1 Survival. The representations and warranties of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall survive the Closing until the first anniversary of the Closing (the “First Anniversary Date”), at which point they shall terminate, provided that, notwithstanding the foregoing, the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.9, 3.16(e)(ii), 3.18, 4.1, 4.2, 4.3(a) and 4.6 (all such representatives and warranties, collectively, the “Fundamental Representations”) shall survive the Closing until the second anniversary of the Closing (the “Second Anniversary Date”). Each covenant of the Company, on the one hand, and Parent and Merger Sub, on the other hand, contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith that by its terms contemplates performance prior to the Closing, but not after the Closing, shall terminate at the Closing, except for the covenants contained in Sections 5.1 and 6.8, each of which shall survive the Closing until the First Anniversary Date. Each covenant of the Company, on the one hand, and Parent and Merger Sub, on the other hand, contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith that contemplates performance after the Closing shall survive for the time period contemplated for performance. After the expiration of the survival periods set forth in this Section 9.1, no claim for indemnification not theretofore asserted may be brought in respect of any misrepresentation or breach of warranty based on the representations and warranties for which such survival periods have expired. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given in accordance with the provisions of this Agreement to the party against whom such indemnity may be sought prior to such time.

9.2 Indemnification of Parent Indemnitees. From and after the Closing, and pursuant to the provisions of this Agreement, the Indemnity Escrow Agreement, and in the case of the MDP Stockholder, the Written Consent executed by the MDP Stockholder, and in all cases subject to the limitations set forth in this Article 9, Parent and Merger Sub and their respective officers, directors, agents, employees, successors and assigns (collectively, the “Parent Indemnitees”) shall be indemnified and held harmless from and against any liability, obligations, fines, penalties, losses, settlements, damages, claims, interest, awards and judgments, costs, Taxes and expenses (including reasonable attorneys’ fees and other reasonable costs and expenses of investigating or contesting any of the foregoing) and any diminution in value (collectively, “Loss” or “Losses”) suffered or incurred by any of them as a result of, or arising out of:

(a) any untruths, inaccuracies or breaches of any representations or warranties of the Company; provided, however, that, except for the representations and warranties in Sections 3.6, 3.7, 3.19(e), 3.21 and 3.25(a), the first sentence of each of Sections 3.19(a) and 3.22, and with respect to the definition of, and reference to, any Material Contracts, such untruths, inaccuracies or breaches shall be determined without regard to any qualification or exception contained in such representation or warranty relating to materiality or Company Material Adverse Effect or any similar qualification or standard; provided, further, that, notwithstanding the foregoing proviso, no Parent Indemnitee shall be entitled to indemnification under this Section 9.2(a) in respect of any Losses resulting from or arising out of any untruths, inaccuracies or breaches of any representations or warranties under Section 3.8, to the extent that (i) such claim relates to the matters that are the subject of the representations or warranties under Section 3.6 (Company SEC Reports complying with federal securities laws) or 3.7 (Financial Statements having been prepared in accordance with GAAP; for the avoidance of doubt, the subject matter of this representation is not non-GAAP liabilities) and (ii) such Parent Indemnitee would not otherwise be entitled to indemnification under this Section 9.2(a) with respect to such Section 3.6 or 3.7;

(b) any breach of any agreement or covenant of the Company contained in this Agreement;

(c) Transaction Expenses exceeding $21,600,000 (in which event, for the avoidance of doubt, the amount of Losses indemnifiable under this Section 9.2(c) shall equal the amount of such excess); or

(d) the amount of Closing Cash being less than $15,000,000 (in which event, for the avoidance of doubt, the amount of Losses indemnifiable under this Section 9.2(d) shall equal the amount of such shortfall);

regardless, in any case, of whether such Losses arise as a result of the negligence, strict liability or any liability under any theory of law or equity of, or violation by, Parent, Merger Sub or any of their respective affiliates.

9.3 Indemnification of Stockholder Indemnitees. From and after the Closing and subject to the limitations set forth in this Article 9, Parent and the Surviving Corporation shall indemnify and hold harmless the Stockholders and each of their respective officers, directors, managers, trustees, beneficiaries, agents, employees, successors and assigns (collectively, the “Stockholder Indemnitees”) from any Losses suffered or incurred by any of them as a result of, or arising out of:

(a) any untruth, inaccuracy or breach of any representation or warranty of Parent or Merger Sub (determined without regard to any qualification or exception contained therein relating to materiality or Parent Material Adverse Effect or any similar qualification or standard); or

(b) any breach of any agreement or covenant of Parent or Merger Sub, or following the Closing, the Surviving Corporation, contained in this Agreement;

regardless, in any case, of whether such Losses arise as a result of the negligence, strict liability or any liability under any theory of law or equity of, or violation by, the Stockholders or any of their respective affiliates. Each Stockholder Indemnitee shall be a third party beneficiary of the Parent’s indemnification obligations under the Agreement; provided, however, each such Stockholder Indemnitee’s rights shall be exercised solely by and through the Stockholder Representative as provided herein.

9.4 Indemnification Procedure.

(a) Third Party Claims. Except with respect to Tax Claims, which are addressed in Section 7.6, if a person entitled or claiming to be entitled to indemnification pursuant to Sections 9.2 or 9.3 (such person, an “Indemnitee”) in respect of any action or the assertion of any claim, liability or obligation by a third party, against which claim, liability or obligation a person is, or may be, required under Sections 9.2 or 9.3 to indemnify Indemnitee (such person, an “Indemnitor”), an Indemnitee shall promptly notify Indemnitor in writing of the commencement or assertion thereof (the “Claim Notice”) and give Indemnitor a copy of such claim, process and all legal pleadings relating thereto. Indemnitor shall have the right to contest and conduct the defense of such action by giving written notice to Indemnitee of its election to do so within ten (10) Business Days of the receipt of the Claim Notice, and Indemnitee may participate in such defense by counsel of its own choosing at its own expense provided that, prior to assuming control of such defense, the Indemnitor must acknowledge that it may have an indemnity obligation for Losses resulting from such action as provided under this Article 9. Indemnitee shall not settle or compromise any claim, action or proceeding for which Indemnitee is seeking indemnification under this Article 9 without the prior written consent of Indemnitor, which shall not be unreasonably withheld. If the Indemnitor assumes control of the defense of any action in accordance with the provisions of this Section 9.4(a), the Indemnitor shall not settle such action unless (i) such settlement is on exclusively monetary terms and the Indemnitor shall pay or cause to be paid all amounts arising out of such settlement either concurrently or with the effectiveness thereof and such settlement includes a complete and irrevocable general release executed by all persons who brought such action, which release shall release the Indemnitee from any liability without prejudice, or (ii) the Indemnitee shall have consented in writing to the terms of such settlement. In circumstances where the Indemnitor is controlling the defense of an action in accordance with this Section 9.4(a), the Indemnitee shall be entitled to participate in the defense of the action and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnitee; provided that in such event the Indemnitor shall pay the fees and expenses of such separate counsel (x) incurred by the Indemnitee prior to the date of the Indemnitor assuming control of the defense of the action or (y) if representation of both the Indemnitor and Indemnitee by the same counsel would create a conflict of interest. Failure of Indemnitee to give the Claim Notice to Indemnitor promptly shall not affect Indemnitee’s rights to indemnification hereunder, except if (and then only to the extent that) Indemnitor incurs additional expenses or Indemnitor’s defense of such claim is actually prejudiced by reason of such failure to give timely notice.

(b) Direct Claims. With respect to claims other than third-party claims, which are addressed in Section 9.4(a), Indemnitee shall use reasonable efforts promptly to notify Indemnitor of such claims, but failure of Indemnitee to give such notice to Indemnitor shall not affect the rights of Indemnitee to indemnification hereunder, except (i) as provided in Section 9.1 above, and (ii) if (and then only to the extent that) Indemnitor incurs additional expenses or Indemnitor is actually prejudiced by reason of such failure to give timely notice.

9.5 Limitations.

(a) Notwithstanding the provisions of this Article 9 or Section 7.5 (but subject to the provisions of Sections 9.6(c) and 9.6(d) relating to the reduction of the Indemnity Escrow Fund and the proportional reduction of the MDP Stockholder’s obligations hereunder, respectively):

(i) except in respect of Fundamental Representations, no Indemnitee shall be entitled to indemnification pursuant to Section 9.2(a) or 9.3(a) (as applicable) for Losses resulting from any single claim that does not exceed $75,000;

(ii) except in respect of Fundamental Representations, no Indemnitee shall be entitled to indemnification pursuant to Section 9.2(a) or 9.3(a) (as applicable) unless and until the total of all Losses suffered or incurred by the Indemnitee exceeds an amount equal to $21,062,500, and then only to the extent of such excess;

(iii) in no event shall the aggregate amount to be paid for Losses and Tax Losses incurred by the Stockholder Indemnitees, on the one hand, or the Parent Indemnitees and Parent Tax Indemnitees, on the other hand, for which such Indemnitees (including, as applicable any Parent Tax Indemnitee) is entitled to indemnification under this Agreement exceed $125,000,000 (the “Cap”), and, for the avoidance of doubt, in no event shall (i) any Other Stockholder’s liability under this Agreement exceed such Other Stockholder’s interest in its Pro Rata Portion of the Indemnity Escrow Amount multiplied by the Cap, or (ii) the MDP Stockholder’s liability under this Agreement exceed the MDP Stockholder’s Pro Rata Portion multiplied by the Cap;

(iv) in no event shall the amount to be paid by the MDP Stockholder in respect of any claim for indemnification under this Agreement exceed their aggregate MDP Stockholder’s Pro Rata Portion of such claim; and

(v) in no event shall the aggregate amount to be paid by any Other Stockholder in respect of a claim for indemnification under this Agreement exceed such Other Stockholders’ Pro Rata Portion of such claim.

(b) In no event shall any party hereto be liable for, nor shall the definition of Losses and Tax Loss include (other than with respect to amounts actually paid in respect of third party claims), any indirect, incidental, special, consequential, punitive or exemplary damages, including loss of future revenue, income or profits, or loss of business reputation or opportunity (provided that none of the foregoing shall include diminution in value), arising out of a breach in this Agreement, even if advised at the time of breach of the possibility of such damages.

(c) In no event shall the Stockholders be liable under this Agreement for any Loss or Tax Loss to the extent an adequate provision or reserve for such Loss or Tax Loss was established in the Financial Statements (and in the case of a Tax Loss, specifically identified in the related Tax reserve work papers) or the matter giving rise to such Loss or Tax Loss was otherwise addressed in the Closing Funds Certificate.

(d) In no event shall the Stockholders be liable for any Loss (i) that was caused by or results directly from any failure by Parent and its affiliates (including, following the Closing, the Surviving Corporation and its subsidiaries) to exercise commercially reasonable efforts to mitigate such Loss, or (ii) that is primarily a potential or unrealized Loss or Tax Loss (until such Loss or Tax Loss is realized (subject to the last sentence of Section 9.1)). Without limiting the generality of the foregoing, and notwithstanding anything herein to the contrary, indemnification for breach of any representation or warranty contained in Section 3.18 shall be limited to Losses incurred with respect to Pre-Closing Tax Periods.

(e) The amount of any Loss or Tax Loss for which indemnification is provided under this Article 9 shall be reduced to reflect: (i) any amount received by such Indemnitee (or, as applicable, the Surviving Corporation or any of its subsidiaries) with respect thereto under any insurance coverage (other than self insured or other policies to the extent to which any such policy allocates the cost of any recovery to the Indemnitee or its affiliates (including, as applicable, the Surviving Corporation or any of its subsidiaries)) or from any other person alleged to be responsible therefore, and (ii) associated Tax reductions actually realized with respect to such Losses.

9.6 Manner of Payment; Indemnity Escrow Release.

(a) Manner of Payment. Any payment to the Parent Tax Indemnitees or the Parent Indemnitees in respect of any claim for indemnification properly asserted by the Parent Tax Indemnitees or the Parent Indemnitees under Section 7.5 or Section 9.2 shall be paid as follows:

(i) each MDP Stockholder shall pay its Pro Rata Portion of the amount of such claim by wire transfer of immediately available funds to an account designated by Parent within five (5) Business Days after the date of the final determination of any amounts due and owing under this Article 9; and

(ii) the Stockholders Representative shall cause each Other Stockholder’s Pro Rata Portion of the amount of such claim to be paid by release of funds to the Parent Tax Indemnitees or the Parent Indemnitees, as applicable, from the Indemnity Escrow Fund by the Indemnity Escrow Agent, such release to be made concurrently with payment by the MDP Stockholders pursuant to Section 9.6(a)(i) above.

(b) Joint Written Instructions. Upon the final determination of any amounts to be paid from the Indemnity Escrow Fund pursuant to this Section 9.6, Parent and the

Stockholder Representative shall execute joint written instructions to the Indemnity Escrow Agent instructing the Indemnity Escrow Agent to disburse the Indemnity Escrow Fund in accordance with this Section 9.6.

(c) Release of Escrow Funds.

(i) On the First Anniversary Date, the Indemnity Escrow Agent shall release an amount of the Indemnity Escrow Fund to or for the account of the Other Stockholders equal to twenty-five percent (25%) of the initial Indemnity Escrow Fund less the aggregate amount, if any, previously paid to Parent out of the Indemnity Escrow Fund; provided that such amount released to or for the account of the Other Stockholders pursuant to this Section 9.6(c)(i) shall be reduced to the extent that the amount remaining in the Indemnity Escrow Fund in the absence of such reduction would be less than the aggregate amount of bona fide claims for indemnification properly asserted against the Indemnity Escrow Fund by the Parent Tax Indemnities and Parent Indemnities under Sections 7.5 and 9.2, respectively, but not yet resolved (such unresolved claims and any subsequent claims that remain unresolved, the “Unresolved Indemnification Claims”) as of the First Anniversary Date.

(ii) On the Second Anniversary Date, the Indemnity Escrow Agent shall release all or a portion of the remaining Indemnity Escrow Fund to or for the account of the Other Stockholders such that, following such release, the amount remaining in the Indemnity Escrow Fund, if any, equals the aggregate amount of Unresolved Indemnification Claims as of the Second Anniversary Date.

(iii) To the extent applicable, the amount of the Indemnity Escrow Fund retained for the Unresolved Indemnification Claims shall be released by the Indemnity Escrow Agent in accordance with the terms of the Indemnity Escrow Agreement to or for the account of the Other Stockholders (to the extent not utilized to pay the Parent Indemnitees for any such claims resolved in favor of the Parent Indemnitees) upon the resolution of such claims in accordance with this Section 9.6 and the terms of the Indemnity Escrow Agreement.

(iv) In connection with the release of all or a portion of the Indemnity Escrow Fund by the Indemnity Escrow Agent to or for the account of the Other Stockholders in accordance with this Section 9.6(c) and the Indemnity Escrow Agreement, each Other Stockholder shall receive its Pro Rata Portion of the Indemnity Escrow Fund so released.

(d) Proportionate Reduction in MDP Stockholder Obligations. The MDP Stockholder’s liability hereunder and under the MDP Limited Guaranty shall be reduced in the same proportion as any reduction in the Indemnity Escrow Amount made pursuant to Section 9.6(c)(i).

9.7 Exclusive Remedy. Following the Closing, the sole and exclusive remedy, other than with respect to claims for fraud, for any party hereto for any claim (whether such claim is framed in tort, contract or otherwise) arising out of any untruth, inaccuracy or breach of any representation, warranty, agreement or covenant in this Agreement or with respect to the transactions contemplated hereby shall be a claim for indemnification pursuant to Article 7 or this Article 9. Without limiting the generality of the foregoing, other than with respect to claims for fraud, no claim shall be brought or maintained by any Parent Indemnitee against the Stockholders for any claim (whether such claim is framed in tort, contract or otherwise) arising out of any untruth, inaccuracy or breach of any representation, warranty, agreement or covenant in this Agreement or with respect to the transactions contemplated hereby other than in compliance with and pursuant to Article 7 or this Article 9. Except as provided in this Agreement, none of the Stockholders or Parent (or, as applicable, the Surviving Corporation or any of its subsidiaries) shall be entitled to any rights of contribution or set-off against the other party(ies) hereto (including, as applicable, the Surviving Corporation or any of its subsidiaries) following the Closing. Except for claims under the Written Consent, under no circumstances shall any Parent Indemnitee make any claim, demand or otherwise seek any remedy or recovery from or against any Other Stockholder under or related to this Agreement; rather, any and all such claims, demands, remedies or recoveries from or against any Other Stockholder shall be pursuant to, and recourse solely against, the Indemnity Escrow Fund. Except for claims under the Written Consent or the MDP Limited Guaranty, under no circumstances shall any Parent Indemnitee make any claim, demand or otherwise seek any remedy or recovery from or against the MDP Stockholder in connection with the transactions contemplated by this Agreement other than as expressly provided, and subject to the limitations contained in, this Agreement.

9.8 Treatment of Payment. Any indemnification payments made pursuant to Article 7 or this Article 9 shall be treated as adjustments to purchase price.

9.9 Subrogation. Upon making any indemnification payment under this Article 9, the Indemnitor will, to the extent of such payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Loss to which the payment relates; provided, however, that until the Indemnitee recovers full payment of its Loss, any and all claims of the Indemnitor against any such third party on account of said payment are hereby made expressly subordinated and subjected in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality of any other provision hereof, each such Indemnitee and Indemnitor shall duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

ARTICLE 10

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action after the date hereof permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable;

(c) by either the Company or Parent if the transactions contemplated by this Agreement shall not have been consummated on or before 5:30 p.m. New York City time on April 30, 2012 (the “Outside Date”); provided, however, that if as of the Outside Date, the Closing shall not have occurred by virtue of the condition contained in Section 8.1(a) or 8.1(b) not being satisfied, either the Company or Parent shall have the right to extend the Outside Date for up to 45 days for the sole and exclusive purpose of permitting the satisfaction of such condition; provided, further, that in the event that the Outside Date is extended pursuant to the immediately foregoing proviso and the Closing shall not have occurred by such Outside Date (as so extended) by virtue of either (i) the condition contained in Section 8.1(a)(iii) or Section 8.1(a)(iv) not being satisfied, or (ii) the condition contained in Section 8.1(b) not being satisfied as a result of the involvement of any of the GS Funds or any of their respective affiliates in the transactions contemplated by this Agreement or the proposed ownership or control, directly or indirectly, in the Surviving Corporation or any of its subsidiaries by any of the GS Funds or any of their respective affiliates following the Closing (except to the extent such failure of such condition results from errors in the country-by-country sales data provided by the Company to Parent prior to the date hereof) (a “Section 10.1(c)(ii) Event”), then either the Company or Parent shall have the right to extend the Outside Date for up to an additional 45 days for the sole and exclusive purpose of permitting the satisfaction of such condition; provided, further, that if the Marketing Period has commenced on or prior to the Outside Date, but has not ended on or prior to the Outside Date (a “Straddle Marketing Period”), then the Outside Date shall automatically be extended such that it is the fifth (5th) Business Day following the final day of such Straddle Marketing Period (it being understood that in the event that the Straddle Marketing Period ends, is interrupted, fails or is otherwise terminated for any reason prior to the twentieth (20th) consecutive day thereof, then the Outside Date shall be the date of such end, interruption, failure or termination); provided, further, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to or on behalf of any party whose action or failure to act has been the primary cause of or resulted in the failure of the Closing to be consummated on or prior to such date;

(d) by Parent, within six (6) Business Days of the date of this Agreement, if the Written Consent shall not have been duly executed and delivered by the Required Holders to the Company (with a copy to Parent) within one Business Day of the date of this Agreement;

(e) by Parent if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.2 would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of commercially reasonable efforts, then, for a period of up to sixty (60) days, but only as long as the Company continues to use commercially reasonable efforts to cure such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided the right to terminate under this Section 10.1(e) shall not be available to the Parent if the Company would then be entitled to terminate this Agreement pursuant to Section 10.1(f)(i) (or would be entitled to terminate this Agreement pursuant to Section 10.1(f)(i) after the requisite cure period if the Parent does not cure any applicable Terminating Parent Breach); or

(f) by the Company, if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, such that the conditions specified in Section 8.3 would not be satisfied at the Closing (a “Terminating Parent Breach”), except that if such Terminating Parent Breach is curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then, for a period of up to sixty (60) days, but only as long as Parent or Merger Sub, as applicable, continues to use commercially reasonable efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; provided the right to terminate under this Section 10.1(f) (i) shall not be available to the Company if Parent would then be entitled to terminate this Agreement pursuant to Section 10.1(e) (or would be entitled to terminate this Agreement pursuant to Section 10.1(e) after the requisite cure period if the Company does not cure any applicable Terminating Company Breach), or (ii) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing or, in the case or Section 8.2(d), two (2) Business Days prior to Closing) (and the period specified for Closing in the proviso to Section 1.2 shall not be pending and shall have lapsed), the Company provides notice to Parent that the Company is prepared to consummate the Closing and Parent and Merger Sub fail to complete the Closing at the date the Closing should have occurred in accordance with Section 1.2.

10.2 Parent Termination Fee.

(a) If this Agreement is validly terminated by:

(i) the Company or Parent pursuant to Section 10.1(c) and at the time of such termination this Agreement could have been terminated by the Company pursuant to Section 10.1(f) (ignoring for the purpose of this Section 10.2(a) any right that Parent may have to cure any Terminating Parent Breach);

(ii) by the Company pursuant to Section 10.1(f);

(iii) by the Company or Parent pursuant to Section 10.1(b) or Section 10.1(c) as a result of the failure of any of the conditions set forth in Section 8.1(a)(i), 8(a)(ii) or Section 8.1(a)(iv) to be satisfied;

(iv) by the Company or Parent pursuant to Section 10.1(b) or Section 10.1(c) as a result of the failure of the condition set forth in Section 8.1(a)(iii) to be satisfied and there was a South Africa Clearance Issue; or

(v) by the Company or Parent pursuant to Section 10.1(b) or Section 10.1(c) as a result of the failure of the condition set forth in Section 8.1(a)(iii) to be satisfied and there was not a South Africa Clearance Issue;

(vi) by the Company or Parent pursuant to Section 10.1(b) or Section 10.1(c) as a result of the failure of the condition set forth in Section 8.1(b) to be satisfied as a result of a Section 10.1(c)(ii) Event;

then Parent shall (x) pay the Parent Termination Fee to the Company and (y) reimburse the Company for the aggregate amount of fees, costs and expenses required to be reimbursed by Parent under Sections 5.2, 5.3 and 5.4 (such amount, the “Expense Reimbursement Amount”). In the event the Parent Termination Fee is payable, such fee shall be paid by Parent in cash, by wire transfer of immediately available funds to an account or accounts designated by the Company, within one (1) Business Day after the date on which this Agreement is terminated. In the event the Expense Reimbursement

Amount is payable, such amount shall be paid by Parent in cash, by wire transfer of immediately available funds to an account or accounts designated by the Company, promptly upon receipt of the Company’s written request therefor (in the event such amount is owed pursuant to Section 5.2 or Section 5.3) and promptly following the delivery of reasonable documentation of such amount (in the event such amount is owed pursuant to Section 5.4). Without limiting the availability of specific performance of the obligation to close contemplated by Section 12.9 prior to the valid termination of this Agreement, the payment by Parent of the Parent Termination Fee and the Expense Reimbursement Amount shall be deemed to be liquidated damages for any and all liabilities, obligations, losses or damages of any kind, character or description suffered or incurred by the Company or any other person in connection with this Agreement and, notwithstanding anything in this Agreement that may be deemed to the contrary, (A) receipt of the Parent Termination Fee (including enforcement of the Limited Guarantees with respect thereto) and the Expense Reimbursement Amount, plus any interest and costs incurred by or on behalf of the Company in enforcing the provisions of this Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b), shall be the sole and exclusive remedy of the Company and its affiliates (including, for the avoidance of doubt, the Stockholders) against Parent, Merger Sub, the Financing Sources and any of its or their former, current or future affiliates, affiliated (or commonly advised) funds and any directors, officers, employees, stockholders, partners, members, managers or other Representatives of any of the foregoing (collectively, the “Parent Related Parties”) in connection with the termination of this Agreement, the Limited Guarantees, the Financing Commitments and/or the transactions contemplated hereby or thereby, and (B) upon payment of the Parent Termination Fee and the Expense Reimbursement Amount, plus any interest and costs incurred by or behalf of the Company in enforcing the provisions of this Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b), none of the Parent Related Parties shall have any further liability or obligation or any other obligation for any other liabilities, obligations, losses or damages of any kind, character or description relating to or arising out of this Agreement, the Limited Guarantees and/or the Financing Commitments and/or the transactions contemplated hereby or thereby (other than pursuant to the Sponsor Confidentiality Agreements); provided, however, this Section 10.2(a) shall not limit the right of the Company to specific performance of this Agreement pursuant to, and subject to the limitations in, Section 12.9 prior to the valid termination of this Agreement. For the avoidance of doubt, (x) under no circumstances shall the Company be entitled to collect the Parent Termination Fee on more than one occasion (or, after the receipt thereof, any further funds other than the Expense Reimbursement Amount or pursuant to Section 10.2(b)), (y) under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 12.9 and the Parent Termination Fee, and (z) in no event shall the Parent Related Parties be subject to (nor shall the Company or its affiliates seek to recover) monetary damages in excess of the Parent Termination Fee and the Expense Reimbursement Amount, plus any interest and costs incurred by or behalf of the Company in enforcing the provisions of this Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b), for any and all liabilities, obligations, losses or damages of any kind, character or description suffered or incurred by the Company or any other Person in connection with this Agreement (other than pursuant to the Sponsor Confidentiality Agreements). The Company further agrees that from and after the termination of this Agreement, the maximum aggregate liability of Parent, Merger Sub and all of the other Parent Related Parties, taken as a whole, shall be limited to an amount equal to the Parent Termination Fee and the Expense Reimbursement Amount, plus any interest and costs incurred by or on behalf of the Company in enforcing the provisions of this Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b), and in no event shall the Company seek to recover, or be entitled to recover, any money damages or other Losses in excess of such amount (other than pursuant to the Sponsor Confidentiality Agreements). In no event shall the Company seek (I) any equitable remedy or specific performance from, or in respect of, any Financing Source, or (II) to recover monetary damages from any Parent Related Party in connection with the transactions contemplated hereby (including the Financing), other than, in the cases of clauses (I) and (II) Parent and Merger Sub under this Agreement, the Limited Guarantors under the Limited Guarantees or the Persons (other than the Company) party to the Sponsor Confidentiality Agreements.

(b) If Parent fails to promptly pay the Parent Termination Fee or the Expense Reimbursement Amount when due, Parent shall pay to the Company, as applicable, (i) its costs and expenses (including reasonable fees and expenses of counsel) in connection with enforcing its rights under this Section 10.2 and (ii) interest on the amount payable pursuant to such judgment, compounded quarterly, at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date the Company had the right to terminate this Agreement until the date of actual payment.

(c) Each of the parties hereto acknowledge and agree that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated hereby, and that without these agreements, the parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 10.2 do not constitute a penalty.

10.3 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective affiliates, directors, officers, employees, stockholders, partners, members or other Representatives, other than pursuant to the expense reimbursement provisions of Sections 5.2, 5.3 and 5.4, and the provisions of Sections 6.1 (Expenses), 6.2 (Publication/Distribution of Agreement), 9.5(b) (Limitations) and 10.2 (Parent Termination Fee), this Section 10.3 (Effect of Termination), Article 11 (Stockholder Representative) and Article 12 (General Provisions) (which Sections and Articles shall survive any termination of this Agreement); provided, that (x) except as otherwise set forth in Section 10.2 and this Section 10.3, no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any willful or intentional breach of this Agreement by such party prior to such termination, and (y) subject to their terms, the Limited Guarantees and the Sponsor Confidentiality Agreements shall survive the termination of this Agreement.

(b) Subject to the limitations set forth in Section 10.2 and the sentence immediately above, after the termination of this Agreement, each party may pursue, and the other party shall be responsible for as damages, damages arising or resulting from any breach by the first party of this Agreement and the parties hereto acknowledge and agree that the damages suffered or to be suffered with respect to such breach by such first party shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the other party (and including, the benefit of the bargain lost by the other party; provided, however, that, in the event of a breach of this Agreement by the Company prior to the termination of this Agreement, in no event shall the Parent Related Parties be entitled to recover (nor shall the Parent Related Parties seek to recover) damages in excess of $101,100,000 for any and all liabilities, obligations, losses or damages of any kind, character or description (including the benefit of the bargain lost by the Parent Related Parties) suffered or incurred by the Parent Related Parties arising or resulting from such breach. Each of Parent and Merger Sub, for itself and on behalf of the other Parent Related Parties, further agrees that from and after the termination of this Agreement, the maximum aggregate liability of the Company shall be limited to $101,100,000 (less any amounts recovered prior to such breach), and in no event shall any Parent Related Party seek to recover, or be entitled to recover, any damages or other Losses in excess of such amount.

10.4 Amendment. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto (including the Stockholder Representative, in its capacity as such, on behalf of the Stockholders) and the Limited Guarantors. The execution and delivery of the Written Consent by the Required Holders to the Company shall not restrict the ability of the board of directors of the Company to terminate this Agreement in accordance with Section 10.1, to cause the Company to enter into an amendment to this Agreement pursuant to this Section 10.4 or to the extent permitted under Section 251(d) of the DGCL, or to waive compliance with any of the terms or conditions of this Agreement pursuant to Section 10.5. Notwithstanding the foregoing, Annex A may be amended from time to time prior to the Closing upon written notice from the Stockholder Representative to the other parties hereto.

10.5 Extension; Waiver. At any time prior to the Closing, as applicable, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and the Limited Guarantors. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE 11

STOCKHOLDER REPRESENTATIVE

11.1 Appointment of the Stockholder Representative; Reliance.

(a) Upon the execution and delivery of the Written Consent by MDCPVI TU Holdings, LLC and the Required Holders, MDCPVI TU Holdings, LLC shall automatically be appointed as the “Stockholder Representative” to act as the Stockholders’ agent in connection with this Agreement, the Indemnity Escrow Agreement and to take all actions contemplated by this Agreement and the Indemnity Escrow Agreement to be taken by the Stockholder Representative. All such actions shall be deemed to be facts ascertainable outside the Merger Agreement and shall be binding on the Stockholders as a matter of contract law. In connection with such actions, Parent and Merger Sub shall be entitled to rely conclusively on instructions, notices, writings, decisions and acts of the Stockholder Representative. Such agency shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. All decisions and actions by the Stockholder Representative shall be binding upon all of the Stockholders and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same. The Stockholder Representative shall have no duties or obligations hereunder except those set forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(b) Without limiting the generality of the foregoing, upon the execution and delivery of the Written Consent by MDCPVI TU Holdings, LLC and the Required Holders, the Stockholder Representative is hereby granted the full power and authority: (i) to execute and deliver, on behalf of the Stockholders, and to accept delivery of, on behalf of the Stockholders, such documents as the Stockholder Representative determines, in its sole discretion, to be appropriate to consummate this Agreement, including the Indemnity Escrow Agreement; (ii) to do each and every act, implement any decision and exercise any and all rights which the Stockholders are permitted or required to do or exercise under this Agreement and the Indemnity Escrow Agreement; (iii) to (x) negotiate and compromise, on behalf of the Stockholders, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement and the Indemnity Escrow Agreement, and (y) execute, on behalf of the Stockholders, any settlement agreement, release or other document with respect to such dispute or remedy; (iv) to enforce, on behalf of the Stockholders, any claim against Parent or Merger Sub arising under this Agreement or the Indemnity Escrow Agreement; (v) to engage attorneys, accountants and agents at the expense of the Stockholders; (vi) to give such instructions and to take such action or refrain from taking such action, on behalf of the Stockholders, as the Stockholder Representative deems, in its sole discretion, necessary or appropriate to carry out the provisions of this Agreement and the Indemnity Escrow Agreement; (vii) to communicate to, and receive all communications and notices from, Parent, Merger Sub, the Surviving Corporation and their respective affiliates and Representatives; (viii) to execute and deliver on behalf of such Stockholders any amendment or waiver hereto or with respect to the Indemnity Escrow Agreement; (ix) to authorize release to the Parent Indemnitees of any funds and property in its possession or in the possession of the Indemnity Escrow Agent in satisfaction of claims by the Parent Indemnitees or to object to such release; and (x) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Stockholder Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Indemnity Escrow Agreement.

(c) The Stockholder Representative shall be entitled to rely conclusively, and shall be fully protected in relying, upon any statements furnished to it by any Stockholder,

Parent or Merger Sub, or any other evidence deemed by the Stockholder Representative to be reliable, and the Stockholder Representative shall be entitled to act on the advice of counsel and other advisors selected by it. The Stockholder Representative shall be fully justified in failing or refusing to take any action under this Agreement unless it shall have received such advice or concurrence of such of the Stockholders as it deems appropriate or it shall have been expressly indemnified to its satisfaction by the Stockholders against any and all liability and expense that the Stockholder Representative may incur by reason of taking or continuing to take any such action; provided, however, that nothing in this sentence shall be considered to exonerate or release the Stockholders from any obligation to Parent or Merger Sub under this Agreement.

(d) All acts of the Stockholder Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Stockholders and not of the Stockholder Representative individually. Neither the Stockholder Representative nor any agent employed by it shall be liable to the Parent, Merger Sub or the Stockholders in its capacity as Stockholder Representative for any liability of a Stockholder, or otherwise or for any error of judgment, any act done or step taken or for any mistake in fact or law, in each case to the extent taken or omitted by it in good faith. The Stockholder Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability in its capacity as Stockholder Representative to Parent, Merger Sub, the Surviving Corporation, the Company or the Stockholders and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel or, with respect to Parent, Merger Sub or the Surviving Corporation, for anything which it may do or refrain from doing in connection with this Agreement. The Stockholder Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Stockholder.

11.2 Indemnification of the Stockholder Representative; SR Fund.

(a) By approval of this Agreement or acceptance of any portion of the Per Share Merger Consideration each Stockholder shall be deemed to agree to, jointly and severally, (i) indemnify the Stockholder Representative (in any capacity in which it is acting) against, and to hold the Stockholder Representative (in any capacity in which it is acting) harmless from, any and all Losses which may at any time be imposed upon, incurred by or asserted against the Stockholder Representative in any such capacity in any way relating to or arising out of its action or failure to take action pursuant to this Agreement or in connection herewith in such capacity, and (ii) pay the Stockholder Representative for all out of pocket costs and expenses incurred on behalf of such Stockholder and owed by the Stockholder Representative to third persons not related to, or affiliated with, the Stockholder Representative (the “SR Expenses”). To the extent such SR Expenses are incurred prior to the Closing or are in excess of the SR Fund at any time after the Closing, such Stockholder shall pay for such SR Expenses promptly upon demand by the Stockholder Representative and on an as-incurred basis, in each case, in accordance with such Stockholder’s Pro Rata Portion thereof.

(b) In accordance with Section 2.3(a)(vi), at the Closing, Parent shall pay or cause to be paid $5,000,000 (the “SR Fund”) to the Stockholder Representative. The Stockholder Representative shall be entitled to withdraw funds from the SR Fund to satisfy any post-Closing SR Expenses hereunder and related hereto; provided, that upon completion of all of the Stockholder Representative’s responsibilities under this Agreement, the Stockholder Representative shall deliver to each Stockholder their respective Pro Rata Portion of the funds then remaining in the SR Fund, if any, less any amounts necessary to pay the Stockholder Representative for any and all unpaid SR Expenses incurred in the discharge of the Stockholder Representative’s responsibilities hereunder.

(c) After the Closing, in the event that the Stockholder Representative receives any amounts owed to the Stockholders, the Stockholder Representative shall promptly pay or direct payment of such amounts to such Stockholders.

(d) Each of the Other Stockholders shall provide the Stockholder Representative with any forms and documents (collectively, the “Tax Reporting Documentation”) that are required by Applicable Law to allow the Indemnity Escrow Agent to complete any information returns and payee statements, prior to any distribution to the Stockholder Representative. The parties understand that, to the extent that Tax Reporting Documentation is not provided to the Stockholder Representative, which shall deliver such Tax Reporting Documentation to the Indemnity Escrow Agent, payments made to the Other Stockholders may be subject to withholding under the Code or other applicable tax laws.

11.3 Dissenting Stockholders. For purposes of this Article 11, “Stockholders” shall not include Dissenting Stockholders.

ARTICLE 12

GENERAL PROVISIONS

12.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given when received if delivered personally, on the next Business Day if sent by overnight courier for next Business Day delivery (providing proof of delivery), on receipt of confirmation if sent by facsimile, or in five (5) Business Days if sent by United States registered or certified mail, postage prepaid (return receipt requested) to the other parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub or, following the Closing, the Surviving Corporation:

Goldman Sachs Capital Partners VI Fund, L.P.

200 West Street

New York, New York 10282

Attn: Sumit Rajpal

Facsimile No.: (212) 357-5505

and

Advent International Corp.

75 State Street, 29th Floor

Boston, Massachusetts 02109

Attn: Chris Egan

Facsimile No.: (617) 951-0568

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: John D. Amorosi

Facsimile No.: (212) 701-5010

(b)	if to the Company, to:

TransUnion Corp.

555 West Adams Street

Chicago, Illinois 60661

Attention: Siddharth N. Mehta, President and Chief Executive Officer

Attention: John W. Blenke, Executive Vice President, Corporate General

Counsel and Corporate Secretary

Facsimile No.: (312) 466-7706

with a copy to:

Latham & Watkins LLP

233 South Wacker Dr., Suite 5800

Chicago, Illinois 60606

Attention: Michael A. Pucker

Facsimile No.: (312) 993-9767

(c)	if to the Stockholder Representative, to:

MDCPVI TU Holdings, LLC

c/o Madison Dearborn Partners, LLC

3 First National Plaza, Suite 4600

Chicago, Illinois 60602

Attention: General Counsel

Facsimile No.: (312) 895-1001

with a copy to:

Latham & Watkins LLP

233 South Wacker Dr., Suite 5800

Chicago, Illinois 60606

Attention: Michael A. Pucker

Facsimile No.: (312) 993-9767

12.2 Certain Definitions. For purposes of this Agreement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its subsidiaries or of any equity or voting securities of the Company or over 20% of any class of the equity or voting securities of any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning any equity or voting securities of the Company or over 20% of any class of the equity or voting securities of any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company or (D) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Advent Funds” means (i) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership, (ii) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership, (iii) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership, (iv) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership, (v) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership, (vi) Advent Partners GPE VI 2010 Limited Partnership, a Delaware limited partnership, (vii) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership, (viii) Advent Partners GPE VI-A 2010 Limited Partnership, a Delaware limited partnership, (ix) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership, (x) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership, (xi) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership, (xii) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership, and (xiii) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership.

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided that such person shall be deemed an affiliate for only so long as such control exists and, for purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such person, whether through the ownership of voting securities, by contract, or otherwise.

“Aggregate Option Exercise Price” means the sum of the cash exercise prices that would be payable as of immediately prior to the Closing upon the exercise in full for cash of all Vested Options held by all holders thereof.

“Applicable Law” means, with respect to any person, any transnational, domestic or foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person, as amended unless expressly specified otherwise.

“Base Equity Value” means $1,685,000,000, less the Pre-Closing Equity Repurchase Costs, if any.

“Business Day” means a day on which banks are open for the transaction of business in Chicago, Illinois and New York, New York.

“Cash” means cash and cash equivalents of the Company and its subsidiaries on a consolidated basis determined in accordance with the Company Accounting Procedures.

“Closing Cash” means the amount of Cash of the Company, on a consolidated basis, determined by the Company through the following manual process: (i) ascertaining the balance in each of the Company’s and its subsidiaries’ consolidated accounts as of the close of business on the Inquiry Date, (ii) aggregating the individual account balances and (iii) subtracting the amount of each issued but unpaid check written against the Company’s and its subsidiaries accounts as of the Inquiry Date (as estimated by the Company using its reasonable best efforts upon due inquiry); provided that such amount shall be reduced by the amount of (x) any Transaction Expenses that remain unpaid as of Closing and (y) any Cash resulting from the Specified Tax Refund; provided further that such amount shall be increased by the amount of Cash used prior to the Closing to fund the Specified Acquisition.

“Closing Indebtedness” means the amount of Indebtedness as of the close of business on the Business Day immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Accounting Procedures” means GAAP, applied in a manner consistent with the accounting practices and procedures used in preparing the Most Recent Balance Sheet.

“Company Material Adverse Effect” means (a) a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, or (b) a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from any of the following: (i) changes affecting the United States or international economy or political, regulatory, business, economic, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, and not having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other participants in the industry in which such Company and its subsidiaries operate, (ii) changes in any industry currently engaged in by the Company or its subsidiaries in general, and not having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other participants in the industry in which such Company and its subsidiaries operate, (iii) the negotiation, execution, delivery, performance or announcement of this Agreement, including any litigation resulting therefrom, any cancellation of or delays in customer orders, any reduction in sales and adverse change in supplier, distributor, employee, financing source, stockholder, partner or similar relationships (in each case to the extent resulting primarily therefrom), (iv) any change arising from or relating to compliance by the Company with the terms of this Agreement, or action taken, or failure to act at the request of Parent or Merger Sub (and with the consent of the applicable Lender Parties), or to which Parent and such Lender Parties have consented, (v) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, (vi) any hurricane, earthquake, flood, or other natural disasters or acts of God; (vii) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (viii) the outcome of any litigation, investigation or inquiry involving the Company or any subsidiary of the Company that has been disclosed in the Company Disclosure Schedule; (ix) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and Merger Sub and any of their Representatives in and of itself (provided that the underlying cause(s) of or contributor(s) to any such failure may be taken into account in determining whether a Company Material Adverse Effect shall have occurred); or (x) any effect or change to the extent that it is cured or reversed prior to the date on which this Agreement would be terminable pursuant to Section 10.1.

“Compliant” shall mean, with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to made such Required Information not misleading, (ii) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements under Rule 144A of the Securities Act, of in each case, assuming such Required Information is intended to be the information to be used for an offering of securities by the Company in connection with the debt financing contemplated by the Commitment Letters, (iii) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of Marketing Period to permit a registration statement using such financial statements to be declared effective by the SEC and (iv) Ernst & Young LLP has not withdrawn its audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC or in the Required Information.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated July 11, 2011, between the Company and GS Capital Partners VI Fund, L.P.

“Contract” means any written or oral contract, commitment, agreement, arrangement (excluding any regulatory tariff), note, bond, mortgage, lease or other agreement legally binding on any party.

“Covered Tax” means any (A) Tax of the Company or any of its subsidiaries related to a Pre-Closing Tax Period and (B) liability of the Company or any of its subsidiaries (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, and (ii) for the payment of any amount as a result of being a party to any Tax Sharing Agreement.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Entities relating to or required by Environmental Laws in connection with the business of the Company or any of its subsidiaries as currently conducted.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, any of the Debt Financing Letters or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign.

“GS Funds” means (i) GS Capital Partners VI Fund, L.P., a Delaware limited partnership, (ii) GS Capital Partners VI Parallel, L.P., a Delaware limited partnership, (iii) GS Capital Partners VI Offshore Fund, L.P., a Cayman Islands limited partnership, (iv) GS Capital Partners VI GmbH & Co. KG, a German limited liability company, and (v) MBD 2011 Holdings, L.P., a Cayman Islands limited partnership.

“Indebtedness” means the following liabilities and obligations of the Company and its subsidiaries on a consolidated basis determined in accordance with the Company Accounting Procedures and without duplication: (a) any indebtedness (and any pay-in-kind or deferred interest and any prepayment penalties or premiums with respect thereto) for money borrowed, including that evidenced by notes, bonds, indentures, debentures or other instruments and any interest accrued thereon; (b) any outstanding obligations under leases which are required to be capitalized in accordance with GAAP; (c) any amounts owed with respect to drawn letters of credit; (d) all obligations issued or assumed as the deferred purchase price of property or services, including any earn-out or similar contingent payment, but excluding any Transaction Expenses and excluding accounts payable incurred in the ordinary course of business; (e) all obligations owed under derivative instruments entered into for purposes other than bona fide hedging purposes; (f) accrued but unpaid interest on any obligation described in clauses (a) through (e) above; and (g) any outstanding guaranties of obligations of the type described in clauses (a) through (f) above.

“Indemnity Escrow Agent” means JPMorgan Chase Bank, National Association.

“Indemnity Escrow Agreement” means that certain escrow agreement, in substantially the form attached hereto as Exhibit H (with such changes thereto as may be agreed by the Parent and Stockholder Representative), to be entered into as of the Closing Date by and among Parent, the Stockholder Representative, on behalf of the Stockholders, and the Indemnity Escrow Agent.

“Indemnity Escrow Amount” means $61,368,500.

“Indemnity Escrow Fund” means, at any given time after the Closing, the funds remaining in the one or more accounts in which the Indemnity Escrow Agent has deposited the Indemnity Escrow Amount in accordance with the Indemnity Escrow Agreement, including remaining interest or other amounts actually earned thereon.

“Inquiry Date” means the date that is three (3) Business Days prior to the Closing Date.

“Intellectual Property” means (a) trademarks, service marks, brand names, certification marks, trade dress, logos, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (b) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (c) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (d) copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (e) moral rights, database rights, computer software, design rights, industrial property rights, publicity rights and privacy rights; and (f) any similar intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its subsidiaries or licensed or leased by the Company or its subsidiaries pursuant to written agreement (excluding any public networks).

“Knowledge of the Company” and similar phrases mean the actual knowledge of any of Siddharth (Bobby) Mehta, Samuel A. Hamood, John W. Blenke, Gordon Schaechterle, Mohit Kapoor, Jeff Hellinga, Andrew Knight and Mark Marinko, in each case assuming reasonable due inquiry.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed to either the Company or any of its subsidiaries or for which the Company or any of its subsidiaries has obtained a covenant not to be sued.

“Liens” means all liens, charges, encumbrances, adverse rights or claims and security interests whatsoever, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

“Management Stockholders” means those Stockholders listed under the heading “Management Stockholders” on Annex A attached hereto (as such Annex A may be amended from time to time prior to the Closing).

“Marketing Period” means the first period of twenty (20) consecutive days beginning on the first Business Day after the date hereof during which: (a) Parent shall have received the Required Information and such Required Information remains Compliant and (b) no event has occurred and no conditions exist that would cause any of the conditions (other than conditions that by their nature can only be satisfied at the Closing) set forth in Section 8.2 to fail to be satisfied before the Closing (assuming the Closing were to be scheduled for any time during such twenty (20) consecutive calendar day period) and the conditions set forth in Section 8.1 have been satisfied (other than conditions that by their nature can only be satisfied at the Closing);

provided, that (x) the Marketing Period shall end on any earlier day on which the Debt Financing is made available to Parent and Merger Sub and (y) if at any time the Company believes in good faith that the Marketing Period has begun, it may deliver a written notice to Parent to such effect, in which case the Marketing Period shall be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within two (2) Business Days of the date of the aforementioned notice, delivers a written notice to the Company to that effect and stating with specificity why it believes the Marketing Period has not begun (including, if Parent believes the Required Information has not been provided or is not Compliant, stating with specificity which items of Required Information have not been provided or is not Compliant); provided, further, that a Marketing Period shall be deemed to have occurred and ended on the first date on which (i) a supplemental indenture implementing the amendments to the Indenture set forth in the Solicitation Documents shall have become effective in connection with a Consent Solicitation and (ii) the “Change of Control” amendment or waiver with respect to the Credit Agreement described in Section 5.3 hereof shall have become effective.

“MDP Limited Guaranty” means that certain limited guaranty dated as of the Closing Date by the MDP Stockholder in favor of Parent.

“MDP Stockholder” means each Stockholder listed under the heading “MDP Stockholder” on Annex A attached hereto.

“Most Recent Balance Sheet” means the audited balance sheet of the Company included in the most recent Company SEC Report containing a balance sheet of the Company.

“Other Stockholders” means the PFBI Stockholders and the Management Stockholders.

“Outstanding Fully-Diluted Share Number” means the sum of (a) the aggregate number of shares of Common Stock held by all the Stockholders immediately prior to the Closing, plus (b) the aggregate number of shares of Common Stock that would be issuable as of immediately prior to the Closing upon the exercise in full of all Vested Options held by all holders thereof.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by either the Company or any of its subsidiaries.

“Parent Material Adverse Effect” means any material adverse effect on the ability of Parent or Merger Sub to consummate the Closing in a timely manner.

“Parent Termination Fee” means (a) $50,550,000 if the Parent Termination Fee becomes payable pursuant to Section 10.2(a)(v), (b) $37,500,000 if the Parent Termination Fee becomes payable pursuant to Section 10.2(a)(vi), or (c) $101,100,000 in all other circumstances.

“Per Option Merger Consideration” means, with respect to each Company Option, the product of (i) the excess, if any, of the Per Share Merger Consideration over the cash exercise price that would be payable as of immediately prior to Closing upon the exercise in full of such Company Option held by the holder thereof per share of Common Stock previously subject to such Company Option, times (ii) the number of shares of Common Stock previously subject to such Company Option.

“Per Share Merger Consideration” means (a) the sum of (i) Base Equity Value plus (ii) the Aggregate Option Exercise Price, divided by (b) the Outstanding Fully-Diluted Share Number.

“Permitted Liens” means all (a) mechanic’s, materialman’s, and similar Liens for amounts not yet due or delinquent or which are being contested in good faith by appropriate proceedings, (b) Liens for Taxes and assessments not yet payable or which are being contested in good faith by appropriate proceedings, (c) pledges or deposits to secure obligations under workers’ compensation or other similar laws or to secure public or statutory obligations, (d) pledges or deposits to secure the performance of bids, Contracts, leases, surety or appeal bonds, performance bonds, or other similar obligations, (e) easements, covenants, rights of way and other similar restrictions that do not adversely affect in any material respect the current use of the applicable property, (f) zoning and building laws and codes and other similar restrictions and (g) any other Liens which would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“PFBI Stockholder” means those Stockholders listed under the heading “PFBI Stockholders” on Annex A attached hereto (as such Annex A may be amended from time to time prior to the Closing).

“Pre-Closing Equity Repurchase Costs” means the aggregate amount paid by the Company (a) to any stockholder of the Company for the redemption, purchase or other acquisition by the Company of any shares of Common Stock and (b) to any holder of Company Options for the redemption, cancellation, forfeiture or termination of such Company Options, in both cases of (a) and (b), during the period commencing on the date hereof and ending immediately prior to the Closing.

“Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pro Rata Portion” means, with respect to any Stockholder, a ratio (expressed as a percentage) equal to (a) the number of shares of Common Stock held by such Stockholder immediately prior to the Closing divided by (b) the aggregate number of shares of Common Stock held by all the Stockholders as of immediately prior to the Closing.

“Pro Rata Portion of the Indemnity Escrow Amount” and “Pro Rata Portion of the Indemnity Escrow Fund” means, with respect to any Other Stockholder, a ratio (expressed as a percentage) equal to (a) the number of shares of Common Stock held by such Other Stockholder immediately prior to the Closing divided by (b) the aggregate number of shares of Common Stock held by all the Other Stockholders as of immediately prior to the Closing.

“Representatives” means, as to any person, its officers, directors, employees, legal counsel, accountants, financial advisers, financing sources, consultants and other agents and advisors.

“Required Holders” means holders of not less than ninety percent (90%) of the issued and outstanding shares of Voting Common Stock.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 under Regulation S-X promulgated under the Exchange Act.

“South Africa Clearance Issue” means that (a) Parent, Merger Sub, the Limited Guarantors or any of their respective wholly-owned subsidiaries or controlled entities are engaged in any business that competes with the Company or any of its subsidiaries in South Africa, (b) Parent, Merger Sub, the Limited Guarantors or any of their respective wholly-owned subsidiaries or controlled entities beneficially own or control any equity securities (including any securities that may be (or may have been) acquired through the exchange or exercise of rights, warrants or options) in excess of five percent (5%) of the outstanding capital stock of any person engaged in any business that competes with the Company or any of its subsidiaries in South Africa, or (c) either Parent or Merger Sub indicated, in any manner relevant to the competition authority in South Africa, that it intends to make a material change to the Company’s employment of its current employees in South Africa in connection with the transactions contemplated by this Agreement (or failed to confirm that it did not intend to make such a material change).

“Specified Acquisition” mean that certain acquisition made pursuant to the Sale of Shares Agreement dated September 30, 2011 between Transunion Netherlands II, B.V. and the shareholders party thereto.

“Specified Tax Refund” means the Tax refund due from the State of Illinois for the tax year ending December 31, 2009 in the gross amount of $4,848,620 ($3,151,603 net of U.S. federal Tax) plus applicable interest.

“Stockholders” means each person listed on Annex A attached hereto (as such Annex A may be amended from time to time prior to the Closing).

“Stockholders’ Agreements” means, collectively, (a) that certain 2010 U.S. Stockholders’ Agreement, dated as of June 15, 2010, as amended by that certain Waiver and Amendment No. 1, dated as of June 28, 2011, (b) that certain 2010 Non-U.S. Stockholders’ Agreement, dated as of June 15, 2010, as amended by that certain Waiver and Amendment No. 1, dated as of June 28, 2011, and (c) that certain Management Stockholders’ Agreement, dated as of June 15, 2010, together with the joinders thereto.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“subsidiary” when used with respect to any party means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities, or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly, beneficially owned or controlled by such party or by any one or more of its subsidiaries.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any person), together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other person and (iii) liability of the Company or any of its subsidiaries under any Tax Sharing Agreement.

“Tax Return” means any return, report or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

“Tax Sharing Agreement” means any agreement pursuant to which the Company or any of it subsidiaries is liable to pay Tax obligations of another person, other than (i) any ordinary course contract, the primary subject matter of which is not Tax and (ii) any agreement between or among the Company and any of its subsidiaries.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Transaction Expenses” means all costs, fees and expenses of third parties incurred or reimbursed by the Company that (i) were unpaid at, or incurred after, February 3, 2012 and (ii) relate to the transactions contemplated by this Agreement and the efforts to sell the Company or the equity interests therein. For the avoidance of doubt, Transaction Expenses shall include such costs, fees and expenses related to efforts relating to the filing of a Form S-1 with the SEC or any other public offering of equity securities by the Company, and (b) exclude costs, fees and expenses associated with the Financing of the transactions contemplated by this Agreement or that relate to services provided for the benefit of Parent, Merger Sub or, following the Closing, Surviving Corporation such as the types of costs, fees and expenses described on Schedule 12.2.

“Transaction Tax Deductions” means an amount equal to any item of loss or deduction properly deductible for United States federal income tax purposes in the taxable period that includes the Closing resulting from or attributable to (i) unamortized financing costs incurred with respect to the Amended and Restated Credit Agreement, dated as of February 10, 2011, among the Company, Trans Union LLC, the guarantors party thereto from time to time, Deutsche Bank Trust Company of Americas, as Administrative and Collateral Agent, the other lenders party thereto from time to time, Deutsche Bank Trust Company of Americas, as L/C Issuer and Swing Line Lender (as each is defined therein), Bank of America, N.A., as Syndication Agent, Credit Suisse Securities (USA) LLC and SunTrust Bank, as TL Documentation Agents (as defined therein) and U.S. Bank National Association, as RC Documentation Agent (as defined therein), (ii) Transaction Expenses, (iii) the exercise or deemed exercise of any options or payments to Option Holders arising as a result of the transactions contemplated by this Agreement and the employer’s share of any employment Taxes related thereto and (iv) any deductions or losses resulting from fees or payments to the holders of the Company’s existing Indebtedness.

“Treasury Regulations” means the income tax regulations promulgated by the Internal Revenue Service, Department of Treasury, pursuant to the Code.

12.3 Additional Definitions. In addition to those terms defined in Section 12.2, the following terms have the meaning set forth in the Sections set forth below:

280G Stockholder Approval Requirements	6.6(f)(i)

Action	12.10(b)

Agreement	Preamble

Alternative Financing	5.2(b)

Antitrust Division	6.5(b)

Benefit Protection Period	6.6(a)

Cap	9.5(a)(iii)9.5

CERCLA	3.17(a)

Certificate of Merger	1.3

Certificates	2.3(b)(ii)

Claim Notice	9.4(a)

Closing	1.2

Closing Date	1.2

Closing Funds Certificate	8.2(d)

Closing Payments	2.3(a)

Common Stock	3.3(a)

Company	Preamble

Company Benefit Plans	3.16(a)

Company Confidential Information	3.25(a)

Company Cure Period	10.1(e)

Company Disclosure Schedule	Article 3

Company Employee	6.6(a)

Company Options	2.2(a)

Company SEC Reports	Article 3

Company Stock Incentive Plan	2.2(a)

Consent Solicitation	5.4(a)

Covered Person	3.16(a)

Credit Agreement	5.2(d)

Credit Agreement Termination	5.2(d)

D&O Indemnitees	6.7(a)

Debt Fee Letter	4.7(a)

Debt Financing	4.7(a)

Debt Financing Letter	4.7(a)

Debt Payoff Amount	5.2(d)

DGCL	Recitals

Dissenting Shares	2.4

Dissenting Stockholder	2.4

Effective Time	1.3

Environmental Laws	3.17(a)

Equity Financing	4.7(a)

Equity Financing Letters	4.7(a)

ERISA	3.16(a)

Excess Parachute Payments	6.6(f)(i)

Expense Reimbursement Amount	10.2(a)

Financial Statements	3.7(a)

Financing	4.7(a)

Financing Commitments	4.7(a)

First Anniversary Date	9.1

Foreign Plan	3.16(g)

FTC	6.5(b)

Fundamental Representations	9.1

Hazardous Substances	3.17(b)

HSR Act	3.5(a)

Indemnitee	9.4(a)

Indemnitor	9.4(a)

Indenture	5.4(a)

Issuers	5.4(a)

Leased Real Property	3.20(b)

Lender Parties	4.7(a)

Letter of Transmittal	2.3(b)(i)

Limited Guarantees	Recitals

Limited Guarantors	Recitals

Loss	9.2

Losses	9.2

Material Contracts	3.13

MDP Stockholder Payment Amount	2.3(a)(i)

Merger	Recitals

Merger Sub	Preamble

Non-Voting Common Stock	3.3(a)

Offer	5.4(g)

Option Holders	2.2(a)

Option Payment Amount	2.3(a)(iii)

Other Stockholder Payment Amount	2.3(a)(ii)

Outside Date	10.1(c)

Owned Real Property	3.20(a)

Parent	Preamble

Parent Cure Period	10.1(f)

Parent Indemnitees	9.2

Parent Related Parties	10.2(a)

Parent Tax Indemnitees	7.5(a)

Payoff Letter	5.2(d)

Performance Options	2.2(a)

Pre-Filing 2011 10-K	Article 3

Privacy Statements	3.25(c)

Released Claims	6.7(b)

Released Parties	6.7(b)

Releasing Parties	6.7(b)

Registered Intellectual Property	3.19(a)

Required Information	5.2(c)(ii)

Retiree Benefits	3.16(c)

Second Anniversary Date	9.1

Section 10.1(c)(ii) Event	10.1(c)(ii)

Senior Notes	5.4(a)

Solicitation Documents	5.4(a)

Specific Representations	3.12

Sponsor Confidentiality Agreements	12.6

SR Expenses	11.2(a)

SR Fund	11.2(b)

Stockholder Indemnitees	9.3

Stockholder Payment Amount	2.3(a)(ii)

Stockholder Representative	11.1(a)

Straddle Marketing Period	10.1(c)

Surviving Corporation	1.1

Tax Claim	7.6(a)

Tax Loss	7.5(a)

Tax Reporting Documentation	11.2(d)

Terminating Company Breach	10.1(e)

Terminating Parent Breach	10.1(f)

Time Options	2.2(a)

Trade Secrets	12.2

Trans Union LLC	5.4(a)

Unresolved Indemnification Claims	9.6(c)(i)

Vested Options	2.2(b)

Voting Common Stock	3.3(a)

Written Consent	Recitals

12.4 Interpretation. A reference made in this Agreement to an Annex, Article, Section, Exhibit or Schedule shall be to an Article or Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

12.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

12.6 Entire Agreement; No Third-Party Beneficiaries. Except for the Confidentiality Agreement and that certain Confidentiality Agreement, dated July 8, 2011, between the Company and Advent International Corporation as amended by that certain Addendum to Confidentiality Agreement, dated August 19, 2011 (together with the Confidentiality Agreement, the “Sponsor Confidentiality Agreements”), which the parties hereto agree shall terminate and be of no further force and effect as of the Closing, this Agreement, the Written Consent, in the Indemnity Escrow Agreement and the Limited Guarantees constitute the entire agreement between the parties, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement is not intended to confer upon any person, other than the parties hereto, any rights or remedies except (a) as provided in Section 6.7, (b) that the Stockholders shall be third-party beneficiaries of Articles 7, 9 and 11, (c) that the Company and the Stockholder Representative shall have the right to pursue damages on behalf of the Stockholders in the event of a breach of this Agreement by Parent or Merger Sub, which right is hereby acknowledged by Parent and Merger Sub,

(d) that the provisions of Section 10.2 and this Article 12 shall be enforceable by each Parent Related Party, the Company and the Stockholder Representative (on behalf of the Stockholders) and their respective successors and assigns and (e) the provisions of Section 10.4 shall also be enforced by the Limited Guarantors and their successor and assigns.

12.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

12.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties.

12.9 Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Except as otherwise set forth in this Section 12.9, including the limitations set forth herein, the parties acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 10.1, the parties shall in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and this right shall include the right of the Company to cause Parent to fully enforce the terms of the Limited Guarantees and the Equity Financing Letters against the Limited Guarantors in the circumstances set forth in Section 12.9(b) and to thereafter cause the transactions contemplated by this Agreement to be consummated.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the transactions contemplated by this Agreement, including by requiring Parent and Merger Sub to file one or more lawsuits against the Limited Guarantors to fully enforce the Limited Guarantors’ obligations under the Limited Guarantees and the Equity Financing Letters and Parent’s and Merger Sub’s rights thereunder, in the event that (but only in the event that) each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at or shortly before the Closing and those conditions that Parent’s or Merger Sub’s breach of this Agreement or the Financing Commitments has caused not to be satisfied), and Parent or Merger Sub fails to complete the Closing at the date specified to be the Closing Date in accordance with Section 1.2, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, (x) such conditions shall not apply to the right of the Company to specific performance or other equitable remedies for obligations other than with respect to the Equity Financing and (y) the Company shall not be entitled to enforce specifically Parent’s or Merger Sub’s right to cause the Equity Financing to be funded or to complete the transactions contemplated by this Agreement if the Debt Financing has not been funded or will not be funded at the Closing subject only to the condition that the Equity Financing is funded at the Closing.

(c) Subject to Section 12.9(b), each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 12.9. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction in all accordance with the terms of this Section 12.9. Each party further agrees that (i) by seeking the remedies provided for in Section 12.9, a party shall not (subject to the limitations in Section 10.2) in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement, the Equity Financing Letters or the Limited Guarantees in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 12.9 are not available or otherwise are not granted, (ii) nothing set forth in this Section 12.9 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance hereunder prior to, or as a condition to, exercising any termination right under Article 10, nor shall the commencement of any legal proceeding pursuant to this Section 12.9 or anything set forth in this Section 12.9 restrict or limit any party’s right thereafter to terminate this Agreement in accordance with the terms of Article 10 or pursue any other remedies under this Agreement, the Equity Financing Letters or the Limited Guarantees that may be available then or thereafter and (iii) notwithstanding anything to the contrary contained in clause (i) or (ii) of this Section 12.9(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by this Section 12.9 and all or a portion of the Parent Termination Fee. If a court of competent jurisdiction has declined to specifically enforce the obligations of a breaching party to consummate the Merger pursuant to a claim for specific performance brought against such breaching party, and has instead granted an award of damages for such alleged breach, and this Agreement has terminated, then (i) the Company, as non-breaching party, may enforce such award, but only up to the amount of the Parent Termination Fee and the Expense Reimbursement Amount, (plus any interest and costs incurred by or on behalf of the Company in enforcing the provisions of Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b), and accept the Parent Termination Fee for such alleged breach on behalf of the Stockholders, or (ii) Parent or Merger Sub, as non-breaching parties, may enforce such award and accept damages for such alleged breach but only up to the amount of the Parent Termination Fee and the Expense Reimbursement Amount, plus any interest and costs incurred by or on behalf of the Company in enforcing the provisions of Section 10.2 (and any other provisions of this Agreement in connection therewith) as provided in Section 10.2(b).

(d) For the sake of clarity, in no event shall specific performance be available to the Company in respect of any Financing Source; provided that nothing in this Section 12.9(d) shall prevent the Company or Parent from seeking and obtaining specific performance against the Limited Guarantors under the Limited Guarantees or the Equity Financing Letters in accordance with the terms and conditions hereof and thereof.

12.10 Jurisdiction.

(a) Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware, or if such courts shall not have jurisdiction, any state court of the State of Delaware, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Each party agrees (a) it will not attempt to deny or defeat personal jurisdiction or venue in any such court by motion or otherwise, and (b) it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than any such court.

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any lawsuit, claim, complaint, formal investigation or proceeding before or by any Governmental Entity (collectively, an “Action”), whether in law or in equity, whether in contract or in tort or otherwise, involving any Parent Related Party arising out of, or relating to, the transactions contemplated hereby, the Financing Commitments, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 12.1 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, (viii) that the Parent Related Parties are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement (including Section 9.5) and (ix) that the Parent Related Parties are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements.

12.11 WAIVER OF TRIAL BY JURY. EACH PARTY AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND

ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.11.

12.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the transactions contemplated hereby are not affected in a manner materially adverse to any party hereto.

Signature pages follow.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Parent:

SPARTAN PARENT HOLDINGS INC.

By:	/s/ Sumit Rajpal
Name: Sumit Rajpal
Title: Director

[Signature Page to the Agreement and Plan of Merger]

Merger Sub:

SPARTAN ACQUISITION SUB INC.

By:	/s/ Sumit Rajpal
Name: Sumit Rajpal
Title: Director

[Signature Page to the Agreement and Plan of Merger]

Company:

TRANSUNION CORP.

By:	/s/ Samuel A. Hamood
Name: Samuel A. Hamood
Title: Executive Vice President and Chief Financial Officer

[Signature Page to the Agreement and Plan of Merger]

Stockholder Representative:

MDCPVI TU HOLDINGS, LLC, solely in its capacity as Stockholder Representative pursuant to Article 11 only

By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Title: Managing Director

[Signature Page to the Agreement and Plan of Merger]